Exhibit 99.1

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore - 560 035.

MEETING OF SHAREHOLDERS

Date & Day:	December 28, 2012, Friday

Time :	4.00 p.m.

Venue:	Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bangalore - 561 229

INDEX

SI. No	Contents	Page Nos

1.	Notice convening Meeting of Shareholders of Wipro Limited	2-3

2.	Explanatory Statement under Section 393 of the Companies Act, 1956	4-21

3.	Scheme of Arrangement between Wipro Limited (Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company)	22-75

4.	Form of Proxy	76

5.	Invitation letter and Attendance Sheet	77-78

Note: Information Statement in terms of US Securities Act 1933 is made available at www.wipro.com/investors/

Dated this 28th day of November 2012	Sd/-
(Mr. N. Vaghul)
Chairman appointed for the meeting

IN THE HON’BLE HIGH COURT OF KARNATAKA AT BANGALORE

ORIGINAL JURISDICTION

IN THE MATTER OF COMPANIES ACT, 1956

AND

IN THE MATTER OF SECTIONS 391 TO 394 READ WITH SECTION 78,100 TO 103

OF THE COMPANIES ACT, 1956

AND

IN THE MATTER OF WIPRO LIMITED

AND

IN THE MATTER OF SCHEME OF ARRANGEMENT BETWEEN WIPRO LIMITED,

AZIM PREMJI CUSTODIAL SERVICES PRIVATE LIMITED AND WIPRO

TRADEMARKS HOLDING LIMITED

AND THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

Company Application No. 1470 of 2012

WIPRO LIMITED,
Registered Office:
Doddakannelli, Sarjapur Road,
Bangalore - 560 035	… APPLICANT/ DEMERGED COMPANY

NOTICE CONVENING THE MEETING OF THE SHAREHOLDERS

To,

The Shareholders of Wipro Limited,

TAKE NOTICE that by an order made on the 26th day of November 2012, (“Order”) in the above Company Application, the Hon’ble High Court of Karnataka at Bangalore, has directed that a meeting of the Shareholders of the Applicant / Demerged Company be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bangalore - 561 229 on the 28th day of December 2012, Friday at 04.00 P.M. for the purpose of considering and, if thought fit, approving, with or without modification the Scheme of Arrangement between Wipro Limited (Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company).

TAKE FURTHER NOTICE that in pursuance of the said Order, a meeting of the Shareholders of the Applicant / Demerged Company will be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bangalore - 561 229, on the 28th day of December 2012, Friday at 04.00 P.M at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy provided that a proxy in the prescribed form, duly signed by you, is deposited at the Registered Office of the Applicant / Demerged Company at Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560 035, not later than 48 hours before the meeting.

The Hon’ble High Court of Karnataka has appointed Mr. N.Vaghul, failing him Mr.M.K. Sharma, and failing him Mr. B. C. Prabhakar, Independent Directors of the Company, to be the Chairman of the said meeting.

A copy of the Scheme of Arrangement, the statement under Section 393 of the Companies Act, 1956, the Form of Proxy and Attendance Sheet are enclosed.

Dated this 28th day of November, 2012.

Sd/-
(Mr. N. Vaghul)
Chairman appointed for the meeting

Note:

1.	All alterations made in the form of proxy should be initialled.

2.	Only registered Equity Shareholders of the Demerged Company may attend and vote (either in person or by proxy) at the Shareholders Meeting. The authorized representative of a body corporate which is a registered Equity Shareholder of the Demerged Company may attend and vote at the Shareholders Meeting provided that a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate authorizing such a representative to attend and vote at the Equity Shareholders Meeting is deposited at the registered office of the Demerged Company not later than 48 hours before the Meeting

IN THE HON’BLE HIGH COURT OF KARNATAKA AT BANGALORE

ORIGINAL JURISDICTION

IN THE MATTER OF COMPANIES ACT, 1956

AND

IN THE MATTER OF SECTIONS 391 TO 394 READ WITH SECTION 78,100 TO 103

OF THE COMPANIES ACT, 1956

AND

IN THE MATTER OF WIPRO LIMITED

AND

IN THE MATTER OF SCHEME OF ARRANGEMENT BETWEEN WIPRO LIMITED,

AZIM PREMJI CUSTODIAL SERVICES PRIVATE LIMITED AND WIPRO

TRADEMARKS HOLDING LIMITED AND THEIR RESPECTIVE

SHAREHOLDERS AND CREDITORS

Company Application No. 1470 of 2012

WIPRO LIMITED,
Registered Office:
Doddakannelli, Sarjapur Road,
Bangalore - 560 035	… APPLICANT/ DEMERGED COMPANY

EXPLANATORY STATEMENT UNDER SECTION 393 OF

THE COMPANIES ACT, 1956

1.

Pursuant to the Order dated 26th day of November 2012 passed by the Hon’ble High Court of Karnataka at Bangalore in Company Application referred to hereinabove, a meeting of the Shareholders of the Applicant/ Demerged Company on the 28th day of December, 2012, Friday at 4.00 P.M. at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bangalore - 561 229, followed by a meeting of the Secured Creditors and Unsecured Creditors of the Applicant/ Demerged Company on the 4th day of January 2013, Friday at 3.00 PM and 4.00 PM respectively, at the registered office of the Applicant/ Demerged Company at Doddakannelli, Sarjapur Road, Bangalore - 560035, respectively, is being convened for the purpose of considering and, if thought fit, approving with or without modification(s) the Scheme of Arrangement between Wipro Limited (Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company). The resolution to be submitted at the said meetings will read as follows:

“RESOLVED THAT pursuant to Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956 (the Act) and Rules 67 to 87 of the Companies (Court) Rules, 1959 (the Rules) and other applicable provisions, if any, of the Act and the Rules and subject to sanction by the Honorable High Court of Karnataka and other requisite concerns and approvals, if any, being obtained and subject to such terms and conditions and modification(s) as may be imposed, prescribed or suggested by the Honorable High Court or other appropriate authorities, the Scheme of Arrangement between Wipro Limited (Applicant/Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company) in terms of the draft Scheme of Arrangement laid before the meeting and initialled by the Chairman for the purpose of identification, be and is hereby approved.

RESOLVED FURTHER THAT the Board of Directors, Director or Company Secretary of the Company be and is hereby authorized to sign, seal and deliver all documents, agreements and deeds and perform all acts, matters and things and to take all such steps as may be necessary or desirable to give effect to this resolution.”

2.	In this statement, Wipro Limited is hereinafter referred to as “the Applicant Company” or “the Demerged Company”, Azim Premji Custodial Services Private Limited is referred to as “Resulting Company” and Wipro Trademarks Holding Limited is referred to as “Trademark Company”. Where the context so requires, the Demerged Company, Resulting Company and the Trademark Company are collectively referred to as the “Companies”. Capitalized terms not defined herein carry the meaning ascribed to them in the Scheme.

3.	The Scheme, after its approval by the Shareholders, the Secured Creditors and Unsecured Creditors of the Demerged Company and sanction by the Hon’ble High Court of Karnataka will come into operation with effect from the date the last of approvals specified under Clause 23.1 of the Scheme and a certified copy of the order of the Hon’ble High Court of Karnataka, is filed with the Registrar of Companies, Karnataka, Bangalore.

4.	The Registered Office of the Applicant / Demerged Company is situated at Doddakannelli, Sarjapur Road, Bangalore - 560 035.

5.	The Registered office of the Resulting Company is at 134, Doddakannelli, Sarjapur Road, Bangalore - 560035.

6.	The Registered Office of the Trademark Company is at Doddakannelli, Sarjapur Road, Bangalore - 560035.

7.	The Demerged Company was incorporated on December 29, 1945 under the provisions of The Companies Act, 1913 under the name and style of “Western India Vegetable Products Limited” in the State of Maharashtra, with registration No. 4713 of 1945-46. The Demerged Company changed its name to “Wipro Products Limited” with effect from June 7, 1977. The Demerged Company subsequently changed its name to “Wipro Limited” with effect from April 28,1984. The Demerged Company shifted its registered office from the State of Maharashtra to the State of Karnataka with effect from July 10, 1996. The equity shares of the Demerged Company are listed on the National Stock Exchange of India Limited, The Bombay Stock Exchange (BSE), Mumbai and its ADRs are listed on the New York Stock Exchange.

8.	The Resulting Company was incorporated on June 17, 2010 as a private limited company with the Registrar of Companies Karnataka at Bangalore under the name and style of “Azim Premji Custodial Services Private Limited”. The Resulting Company is in the process of converting into a Public Limited Company and the name of the company will be changed to “Wipro Enterprises Limited” or such other name approved by the Registrar of Companies. The registered office is situated at 134, Doddakannelli, Sarjapur Road, Bangalore - 560 035.

9.	The Trademark Company was incorporated as a public limited company on October 30, 1982 under the provisions of the Companies Act, 1956 under the name and style of “Wipro Investment Private Limited”. The name of the Trademark Company was thereafter changed to “Wipro Investment Limited” pursuant to its conversion into a public company. The name of the Trademark Company was subsequently changed to “Wipro Trademarks Holding Limited” with effect from August 23, 1999. The registered office of the Trademark Company is situated at Doddakannelli, Sarjapur Road, Bangalore - 560035. The Trademark Company was incorporated to, inter-alia, carry on the business of acquiring and owning intellectual properties.

10.	The Demerged Company is primarily engaged, both directly and through its subsidiaries including step down subsidiaries, in the businesses of providing Information Technology (‘IT’) and IT Enabled Services (‘ITES’) and is a leading global player in providing IT services, outsourced research & development, IT infrastructure services, business process services, business consulting and manufacture, sales and distribution of electronic hardware and software and acting as commission agents (the “IT Business”). The Demerged Company is also engaged, both directly and through its subsidiaries including step-down subsidiaries, in the business of consumer care products (both in India and overseas), hydrogenated oil, fatty acid, glycerin, wellness and energy supplements, furniture, switches and lighting, electrical products, infrastructure engineering (both in India and overseas) consisting of hydraulic cylinders, hydraulic and pneumatic components, tippers, water treatment solutions, solar EPC business, commercial use of immovable properties, trading and medical diagnostic equipment products and services (in a joint venture with GE Healthcare) (collectively, the “Diversified Business”).

11.

The IT Business and the Diversified Business have different requirements and are largely operated independent of each other. The Demerged Company had commenced its business operations in the non-IT space and subsequently commenced the IT Business which today commands a very significant portion of the Demerged Company’s business operations. Therefore, for historical reasons, the Demerged Company has carried on both the IT Business as well as the Diversified Business. This Scheme intends to demerge the Diversified Business and this initiative is a step in the direction to make the Demerged Company a pure play IT company. The Demerged Company is perceived as being a pure play IT company, and the Demerger will enable the stakeholders to benefit from unlocking the value of the Diversified Business and allow the different businesses to independently pursue their growth strategies while benefitting from the sharing of the Wipro brand. In light of the foregoing and, subject to the approval of the Securities Exchange Board of India

(“SEBI”), to simultaneously procure compliance with the minimum public shareholding requirement of 25% (twenty five per cent) under Rule 19(2)(b) of the Securities Contract (Regulation) Rules, 1957, the Demerged Company, the Trademark Company and the Resulting Company propose that the “Demerged Undertaking” be transferred to and vested in the Resulting Company by way of a Demerger undertaken through the Scheme under the provisions of Sections 391 to 394 read with Sections 78, 100 to 103 and other relevant provisions of the Act, in such a manner that the Demerged Company can focus on the future growth of the IT Business and the Resulting Company can focus on the future growth of the Diversified Business.

12.	Capital Structure

a.	The authorized, issued, subscribed and the paid up share capital of the Demerged Company as on March 31, 2012 is as follows

Authorized Capital	Amount Rs.
2,650,000,000 Equity Shares of Rs 2/- each	5,300,000,000/-
25,000,000 Preference Shares of Rs. 10/- each	250,000,000/-

Total	5,550,000,000/-

Issued, Subscribed and Paid-Up Capital	Amount Rs.
2,458,756,228 Equity Shares of Rs 2/- each fully paid up	4,917,512,456/-

Total	4,917,512,456/-

The authorized, issued, subscribed and the paid up share capital of the Demerged Company Post Arrangement would be as follows

Authorized Capital	Amount Rs.
2,650,000,000 Equity Shares of Rs 2/- each	5,300,000,000/-
25,000,000 Preference Shares of Rs. 10/- each	250,000,000/-

Total	5,550,000,000/-

Issued, Subscribed and Paid-Up Capital	Amount Rs.
2,458,756,228 Equity Shares of Rs 21- each fully paid up	4,917,512,456/-

Total	4,917,512,456/-

b.	The authorized, issued, subscribed and the paid up share capital of the Resulting Company as on March 31, 2012 is as follows:

Authorized Capital	Amount Rs.
10,000 Equity Shares of Rs 10/- each	1,00,000/-

Issued, Subscribed and Paid-Up Capital	Amount Rs.
140,000 Equity Shares of Rs 10/- each fully paid up	1,00,000/-

The authorized share capital of the Resulting Company will be increased upon the Scheme of Arrangement becoming effective. The issued, subscribed and the paid up share capital of the Resulting Company, upon the Scheme becoming effective, would be based on the issue of shares depending on the choice of the Eligible Member in opting for the Resulting Company Equity Shares or Redeemable Preference Shares, as the case may be, as provided in the Scheme of Arrangement.

c.	The authorized, issued, subscribed and the paid up share capital of the Trademark Company as on March 31, 2012 is as follows:

Authorized Capital	Amount Rs.
98,000 Equity Shares of Rs 10/- each	980,000/-
2,000 - 9% Cumulative Redeemable Preference Shares of Rs. 10/- each	20,000/-

Total	1,000,000/-

Issued, Subscribed and Paid-Up Capital	Amount Rs.
93,250 Equity Shares of Rs 10/- each fully paid up	932,500/-
1,800 - 9% Cumulative Redeemable Preference Shares of Rs. 10/- each fully paid up	18,000/-

Total	950,500/-

The authorized, issued, subscribed and the paid up share capital of the Trademark Company Post Arrangement would be as follows;

Authorized Capital	Amount Rs.
98,000 Equity Shares of Rs 10/- each	980,000/-
2,000 - 9% Cumulative Redeemable Preference Shares of Rs. 10/- each	20,000/-

Total	1,000,000/-

Issued, Subscribed and Paid-Up Capital	Amount Rs.
93,250 Equity Shares of Rs 10/- each fully paid up	932,500/-
1,800 - 9% Cumulative Redeemable Preference Shares of Rs. 10/- each fully paid up	18,000/-

Total	950,500/-

13.	Shareholding pattern Pre-arrangement and Post-arrangement of Demerged Company based on number of shares issued and subscribed as on March 31, 2012.

Category	Pre Arrangement		Post Arrangement
	No. of shares	%	No. of shares	%
Indian Promoters	1,927,880,883	78.41	1,927,880,883	78.41
Mutual Funds/UTI	49,882,499	2.03	49,882,499	2.03
FIs	33,954,979	1.38	33,954,979	1.38
FIIs (excl ADRs)	163,931,370	6.67	163,931,370	6.67
Private Corporate Bodies	69,420,414	2.82	69,420,414	2.82
Indian Public	130,826,770	5.32	130,826,770	5.32
NRI/OCBs	23,434,214	0.95	23,434,214	0.95
ADR’s	41,964,810	1.71	41,964,810	1.71
Others	17,460,289	0.71	17,460,289	0.71

Total	2,458,756,228	100	2,458,756,228	100

Note: The post arrangement shareholding pattern of the Demerged Company may undergo changes depending upon the exercise of the Exchange Right of the Exchange Eligible Members as provided in the Scheme of Arrangement.

14.	The Demerged Company was originally incorporated to carry on, inter-alia, the business of extracting oil, either by crushing or by chemical or other processes. Demerged Company is presently engaged in the business of providing Information Technology (IT) and IT Enabled Services (ITES) and also in the businesses of consumer care products, furniture, switches and lighting, infrastructure engineering consisting of hydraulic cylinders, tippers, water treatment solutions, solar EPC business etc.

15.	The Resulting Company was incorporated to carry on activities of Custodial Services. In view of the above proposed Scheme, the Resulting Company has altered its Memorandum of Association, with an object to carry on the Diversified Business pursuant to sanction of the Scheme and is seeking the requisite approvals.

16.	The Trademark Company was incorporated to, inter-alia, carry on the business to acquire and own intellectual properties.

17.	As per the audited balance sheet of the Demerged Company for the year ended 31st March, 2012, the assets and liabilities of the Company as at 31st March, 2012 are as follows:

Liabilities	Amount (Rs. Mn)	Assets	Amount (Rs. Mn)
Share Capital	4,917	Non-current assets	131,377
Reserves and Surplus	238,608	Current Assets	254,582
Non-current liabilities	25,028
Current liabilities	117,406

Total	385,959	Total	385,959

18.	Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of the Demerged Company excepting those arising or resulting from the usual course of business.

19.

The annual accounts of Demerged Company for the year ended 31st March, 2012 have been audited. The following summary indicates the financial position (Financial results) of Demerged Company for the year ended 31st March, 2012:

(in millions)
Particulars	Rs.
Total Income	329,103
Total Expenditure	269,118
Interest	799
Profit/(loss) before Tax	59,186
Provision for Taxation	12,335
Net Profit/(loss) after tax	46,851
Paid up Equity Share Capital	4,917

20.	The following summary extracted from the Audited Financial Statements for the last 3 years of Demerged Company:

		(Rs. in Crores expect for per share data)
	As at and for the year ended 31st March, 2012 Audited (As per Revised Schedule (VI))	As at and for the year ended 31st March, 2011 Audited (As per Old Schedule (VI))	As at and for the year ended 31st March, 2010 Audited (As per Old Schedule (VI))
Equity Paid up Capital	491.70	490.80	293.60
Reserves and surplus[1]	23,860.80	20,830.10	17,398.60
Carry forward losses	—	—	—
Net Worth[2]	24,352.50	21,320.90	17,692.20
Miscellaneous Expenditure	—	—	—
Secured Loans[3]	1.00	—	—
Unsecured Loans[3]	5,242.20	4,744.10	5,530.20
Fixed Assets[4]	4,951.00	4,840.10	4,602.70
Income from Operations[5]	31,682.90	26,300.50	22,922.00
Total Income[6]	32,910.30	26,903.80	23,797.30
Total Expenditure	26,991.70	21,198.30	18,108.50
Profit before Tax	5,918.60	5,705.50	5,688.80
Profit after Tax	4,685.10	4,843.70	4,898.00
Cash profit[7]	6,664.70	6,305.60	6,268.40
EPS[8]	19.13	19.88	33.61
Book value[9]	99.04	86.87	120.50

Note: All amounts have been derived from the audited financial statements for the respective years, wherein the amounts have been presented in Rupees Millions.

[1]	Reserves and Surplus as at March 31, 2011 and 2010 includes share application money pending allotment.
[2]	Net worth = Equity paid up capital + Reserves and Surplus
[3]	Includes long-term and short term borrowings
[4]

Fixed assets include tangible assets, intangible assets and capital work-in-progress for the 3 years. For the year ended March 31, 2012 Capital advances is included under long term advances, whereas for the years ended March 31, 2011 and 2010 Capital advances is included under capital work-in-progress.

[5]	Income from Operation represents Revenue from operations (net of excise duty)
[6]	Total income = Revenues from operations (net of excise duty) + Other Income
[7]	Cash Profit = Profit before tax + Depreciation + Amortisation
[8]	Represents basic earnings per share
[9]	Book value per share = Net worth / Total number of equity shares issued outstanding

21.	As per the audited balance sheet of the Resulting Company for the year ended 31st March, 2012, the assets and liabilities of the Company as at 31st March, 2012 are as follows:

Liabilities	Amount (Rs.)	Assets	Amount (Rs.)
Share Capital	100,000	Current Assets	71,585
Reserves and Surplus	(105,564)
Current Liabilities	77,149

Total	71,585	Total	71,585

22.	Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of the Resulting Company excepting those arising or resulting from the usual course of business.

23.	The following summary extracted from the Audited Financial Statements for the last 2 years of the Resulting Company:

		(amount in Rupees)
Particulars	As at March 31st, 2012	As at March 31st, 2011
Share Capital	1,00,000	1,00,000
Reserves and Surplus	(105,564)	(73,310)
Current Liabilities	77,149	50,810

Total	71,585	77,500

Current Assets	71,585	77,500

Total	71,585	77,500

24.	As per the audited balance sheet of the Trademark Company for the year ended 31st March, 2012, the assets and liabilities of the Company as at 31st March, 2012 are as follows:

Liabilities	Amount (Rs.)	Assets	Amount (Rs.)
Share Capital	950,500	Non-current Assets	20,228,762
Reserves and Surplus	34,743,599	Current Assets	15,546,080
Other Current liabilities	80,743

Total	35,774,842	Total	35,774,842

25.	Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of the Trademark Company excepting those arising or resulting from the usual course of business.

26.	The following summary extracted from the Audited Financial Statements for the last 2 years of the Trademark Company:

		(amount in Rupees)
Particulars	As at March 31st, 2011	As at March 31st, 2010
Share Capital	950,500	950,500
Reserves and Surplus	34,743,599	34,772,725
Other Current liabilities	80,743	62,580

Total	35,774,842	35,785,805

Non current Assets	20,228,762	21,561,140
Current Assets	15,546,080	14,224,665

Total	35,774,842	35,785,805

27.

This Scheme provides for the transfer by way of a Demerger of the Demerged Undertaking (as defined in the Scheme) of the Demerged Company to the Resulting Company, the consequent issue of the Securities (as defined in the Scheme) by the Resulting Company to the shareholders of the Demerged Company on a proportionate basis, in consideration of the transfer and vesting of the Demerged Undertaking in the Resulting Company, and, at the option of the members of the Demerged Company, the exchange of Resulting Company Equity Shares for additional Demerged Company Equity Shares post this Demerger transferred by the Promoter (as defined in the Scheme) to the Special Trust (as defined in the Scheme), in each case pursuant to Sections 391 to 394 and other relevant provisions of the Act, and various other matters consequential to or otherwise integrally connected with the above in the manner provided for in the Scheme. The said scheme will be effective from April 1st, 2012, the Appointed Date.

28.	The Trademark Company owns certain Intellectual Property as set out in Clauses 3.7(i)(c) and 3.7(i)(d) of the Scheme. The usage rights of such Intellectual Property are assigned in favour of the Demerged Company, of which certain usage rights to the Intellectual Property pertain exclusively to the Diversified Business and the remaining usage rights are either used jointly by the Diversified Business as well as the Remaining Business or exclusively used by the Remaining Business. Where the usage rights assigned by the Trademark Company are in relation to the Diversified Business, the Trademark Company shall transfer the rights therein as part of Demerged Undertaking to the Resulting Company as provided, inter alia in Clause 3.7(iii) of the Scheme. The Intellectual Property used jointly by the Diversified Business and the Remaining Business shall, upon the Demerger becoming effective, be used jointly by the Resulting Company and the Demerged Company as provided in Clause 3.7 (iv) of the Scheme. The Intellectual Property which is exclusively used by the Remaining Business shall remain with the Demerged Company for its exclusive use.

29.	As of the date of this notice, in the Demerged Company, Mr. Azim H. Premji is the Chairman and Managing Director (designated as “Chairman”), Mr. T K Kurien, is the Chief Executive Officer, IT Business and Executive Director, Mr. Suresh C. Senapaty is the Chief Financial Officer and Executive Director, Dr. Ashok S Ganguly, Mr. B. C. Prabhakar, Dr. Henning Kagermann, Dr. Jagdish N. Sheth, Mr. Narayanan Vaghul, Mr. Priya Mohan Sinha, Mr. William Arthur Owens, Mr. Shyam Saran, Mr. M. K. Sharma and Mr. Vyomesh Joshi are Non-executive Directors.

30.	Mr. Azim Hasham Premji and Mrs. Yasmeen Azim Premji are the Directors of Resulting Company.

31.	Mr. Ramachandran Venkatesan, Mr. Pagalthivarthi Srinivasan and Mr. Kesavan Venugopalan are the Directors of Trademark Company.

32.	The shareholding details of the Directors of the Demerged Company, as on the date of the notice, are given below:

Sl. No.	Name of the Director	Number of shares
1.	Mr Azim H Premji	95,419,432 (includes shares jointly held with family members)
2.	Mr Suresh C Senapaty	95,750
3.	Mr T K Kurien	37,012
4.	Mr B C Prabhakar	5,000
5.	Mr P M Sinha	33,333
6.	Dr Ashok S Ganguly	1,666
7.	Dr Jagdish N Sheth	—
8.	Mr William Arthur Owens	—
9.	Dr Henning Kagermann	—
10.	Mr Shyam Saran	—
11.	Mr N Vaghul	—
12.	Mr M K Sharma	—
13.	Mr Vyomesh Joshi	—

33.	The entire share capital of the Resulting Company is presently held by Mr. Azim H Premji and Mrs. Yasmeen A Premji. The Trademark Company is the wholly owned subsidiary of the Demerged Company.

34.	The Directors of the Demerged Company, Resulting Company and Trademark Company may be deemed to be interested /concerned in the Scheme of Arrangement to the extent of their shareholding and directorship in their individual capacities in the above companies.

35.	To evaluate all aspects of possible structuring of the business carried on by the Demerged Company, Board of Directors appointed a Special Committee comprising of three independent directors and authorized them to appoint external firms/advisors to assist them in arriving at an optimal structuring.

36.	The Special Committee appointed external financial advisors, merchant bankers, legal counsels (both in India and overseas) and valuers to advise them and the Board of Directors of the Demerged Company on the valuation of shares of both entities and to recommend, to the Boards of Directors, the share entitlement ratio for the proposed Demerger of the Demerged Undertaking of the Demerged Company into Resulting Company, fair valuation of the Redeemable Preference Shares and the fair equity share swap ratio between the Resulting Company Equity Shares to be issued consequent to the Demerger and the Demerged Company Equity Shares to the Equity Shareholders of the Resulting Company.

37.	The aforesaid ratio for the issue of Resulting Company Equity Share and Redeemable Preference Share by the Resulting Company against the equity shares held in the Demerged Company has been arrived at based on the recommendations made in the valuation report jointly issued by NM Raiji & Co, Chartered Accountants and Deloitte Touche Tohmatsu India Private Limited and supported by fairness opinions issued by JM Financial Institutional Securities Private Limited and Citigroup Global Markets India Private Limited

38.	The Board of Directors of the Demerged Company, the Resulting Company and the Trademark Company considered and approved the draft Scheme of the Arrangement for the Demerger and the Demerged Company announced its Board’s approval through a disclosure to the National Stock Exchange of India Limited, The BSE, Mumbai and to the New York Stock Exchange on November 1, 2012.

39.	The salient features of the proposed Scheme are as follows:

a.	In consideration of the transfer and vesting of the Demerged Undertaking in the Resulting Company, the share capital and the reserves of the Resulting Company, Trademark Company and the Demerged Company shall be restructured and re-organised in the manner set out in the Scheme.

b.	In consideration of the Demerger, including the transfer and vesting of the Demerged Undertaking in the Resulting Company pursuant to this Scheme, the Resulting Company shall issue and allot to each member of the Demerged Company whose name is recorded in the register of members and records of the depositary as members of the Demerged Company on the Record Date (the “Eligible Members”), for every 5 (five) Demerged Company Equity Shares held by an Eligible Member [other than the Custodian (in respect of the Demerged Company Equity Share underlying the ADRs) and Eligible Members who are non-residents], at the election of such Eligible Member by way of delivering the Election and Exchange Notice in accordance with Clause 16.2 of the Scheme and subject to the Share Exchange, either:

(i)	1 (one) Resulting Company Equity Share i.e. fully paid-up Equity Share of the Resulting Company of Rs. 10/- (Rupees Ten) each , which shall be exchangeable in the manner set out in Clause 15 of the Scheme; or

(ii)	1 (one) fully paid-up 7% Redeemable Preference Share in the Resulting Company (the “Redeemable Preference Share”), which shall (a) have a face value of Rs. 50/- (Rupees Fifty only), (b) be redeemable at Rs. 235.20 (Rupees Two Hundred Thirty Five and Paise Twenty only) after 12 (twelve) months from the date of allotment of the Redeemable Preference Share, (c) bear dividend at the rate of 7% per annum determined from the date of allotment of the Redeemable Preference Share on the face value of the Redeemable Preference Share, and (d) have a preferential right to receive their redemption value in precedence to holders of equity shares during a winding up or repayment of capital.

Such Resulting Company Equity Shares and Redeemable Preference Shares shall not be listed in any stock exchange.

c.	Notwithstanding anything set out in Clause 14.1 of the Scheme, in light of provisions of applicable law which does not permit the issuance of Redeemable Preference Shares to non-residents (including the Custodian):

(i)	Eligible Members who are non-residents shall, subject to the Share Exchange, for every 5 (five) Demerged Company Equity Shares held by them, be issued and allotted 1 (one) Resulting Company Equity Share in consideration of the Demerger, and

(ii)	The Custodian (in respect of the Demerged Company Equity Shares underlying the ADRs) shall for every 5 (five) Demerged Company Equity Shares held by them, be issued and allotted 1 (one) Resulting Company Equity Share in consideration of the Demerger,. All such Resulting Company Equity Shares issued and allotted to the Custodian as aforesaid shall compulsorily be exchanged for Demerged Company Equity Shares pursuant to Clause 15 of the Scheme.

d.	The Eligible Members other than the Custodian who are allotted or to be allotted Resulting Company Equity Shares pursuant to Clause 14.1 and 14.2(i) of the Scheme shall be entitled to exchange every 1.65 (one and sixty five hundredths) such Resulting Company Equity Shares for 1 (one) Demerged Company Equity Share held by the Special Trust (the “Exchange Right”, and such exchange, the “Share Exchange”). The Exchange Right shall be exercisable by an Eligible Member (other than the Custodian) in respect of all (and not less than all) the Resulting Company Equity Shares allotted to them pursuant to Clause 14.1 and 14.2(i) of the Scheme by way of delivering the Election and Exchange Notice in accordance with Clause 16.2 of the Scheme.

e.	Notwithstanding anything set out in Clause 15.1 of the Scheme, every 1.65 (one and sixty five hundredths) Resulting Company Equity Shares allotted to the Custodian pursuant to Clause 14.2 of the Scheme shall compulsorily be exchanged for 1 (one) Demerged Company Equity Share held by the Special Trust, and the Share Exchange shall be effected in respect of the Resulting Company Equity Shares so allotted to the Custodian pursuant to Clause 14.2(ii) of the Scheme in accordance with Clause 16 of the Scheme.

f.	In respect of Eligible Members who are non-residents (including the Custodian), the Share Exchange will be subject to the approval of the Foreign Investment Promotion Board and the Reserve Bank of India and such other approvals as may be required and subject to such declarations and undertakings as may be required by other Governmental Authorities under applicable Laws for which the Demerged Company will make necessary applications.

g.	To give effect to the Share Exchange, the Promoter shall transfer, such number of Demerged Company Equity Shares held by the Promoter as are required to be transferred to the Eligible Members who have elected or deemed to have availed of the Share Exchange pursuant to Clause 16.2(i)(c) or 16.2 (ii)(b) of the Scheme to a dematerialized escrow account held by a trust having the Exchange Eligible Members and the Custodian as its beneficiaries (the “Special Trust”, and such escrow account, the “Exchange Escrow Account”). The Promoter shall not be entitled to exercise any voting rights in respect of the shares so transferred for as long as they are comprised in the Special Trust.

h.	Any allotment of Securities or Share Exchange carried out pursuant to this Scheme shall not be prejudicial or deemed to be prejudicial on account of any variance in the trading price of the Demerged Company Equity Shares between the Effective Date and the date of completion of the Share Exchange.

i.	Within 7 (seven) business days from the Record Date, or such other date as may be required by the Stock Exchanges, the Demerged Company shall dispatch the format of a notice (the “Election and Exchange Notice”) to each Eligible Member (other than the Custodian), which shall allow such Eligible Member the various options as per Clause 16 of the Scheme

j.	If any Eligible Member has not submitted the duly completed Election and Exchange Notice to the Demerged Company prior to the expiry of the Election Period or has not provided requisite details as may be required in relation to the option or where such Election and Exchange Notice has not been received by Demerged Company or its registrars or the ownership of the Demerged Company Equity Shares is in dispute (as set out in Clause 14.6 of the Scheme), then the default option shall be the issuance and allotment of Resulting Company Equity Shares (as consideration pursuant to Clause 14 of the Scheme) followed by a Share Exchange of such Resulting Company Equity Shares for Demerged Company Equity Shares(as set out in Clause 16.2(i)(c) or 16.2(ii)(b), of the Scheme as the case may be) and such Eligible Member shall be deemed to have elected to avail of such default option.

k.	If the Demerged Company Equity Shares held by any Eligible Member (other than the Exchange Eligible Members and the Custodian) and the Exchange Eligible Members or the Custodian, results in fractional entitlements, such fractional entitlements shall be dealt with as set out in Clause 16.8 and 16.9 of the Scheme as the case may be.

1.	With respect to the Demerged Company Equity Shares transferred to the Custodian by the Special Trust pursuant to the Share Exchange under Clause 15.2 of the Scheme (the “Additional Underlying Shares”), the Demerged Company shall, subject to the receipt of such approvals as may be required and subject to such declarations and undertakings as may be required by any Governmental Authority under applicable Laws, enter into appropriate arrangements with the Custodian and/or the Overseas Depositary for the issuance of additional ADRs representing the Additional Underlying Shares on pro-rata basis to holders of the ADRs (the “Additional ADRs”), in accordance with the deposit agreement entered into between the Demerged Company and the Overseas Depositary (the “Deposit Agreement”).

m.	The issuance of the Additional ADRs will be subject to obtaining an exemption from the registration requirements of the Securities Act and in compliance with such terms and conditions as may be prescribed by the relevant Governmental Authority. If all requisite approvals and exemptions in respect of the issuance of the Additional ADRs have not been received as on the Effective Date (or such later date as the Board of Directors of the Demerged Company may determine):

(i)	the Overseas Depositary or the Custodian may sell the Additional Underlying Shares in the open market in India and the net sales proceeds (after the deduction of taxes, fees, charges or expenses incurred by the Overseas Depositary, the Custodian or any of its or their agents and/or as set out in the Deposit Agreement) shall, subject to obtaining an exemption from the registration requirements of the Securities Act and the receipt of any applicable governmental approvals, be distributed to the Custodian for further distribution to the ADR holders in accordance with the terms of the Deposit Agreement; or

(ii)	the Demerged Company and Resulting Company may deal with the entitlements of the holders of the ADRs pursuant to the Demerger in such manner as it may deem to be in the interests of the holders of the ADRs.

n.	The Additional ADRs and the Additional Underlying Shares may not be registered under the Securities Act and the Demerged Company may elect, in its sole discretion, to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof or any other exemption that the Demerged Company may elect to rely upon. In the event the Demerged Company elects to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof, the sanction of the High Court to this Scheme will be relied upon for the purpose of qualifying the issuance and distribution of the Securities for such an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof.

o.	Upon the coming into effect of this Scheme, with respect to the Stock Option Schemes to the Eligible Employees of the Demerged Company as of the Record Date, the Demerged Company shall grant 1 (one) employee stock option (each such stock option, an “Additional Stock Option”) for every 8.25 (eight and one fourth) employee stock options held by each Eligible Employee in the Demerged Company under the Stock Option Schemes as on the Record Date. Any fraction arising from the Additional Stock Option shall be rounded off to the nearest number.

p.	The Demerger under the Scheme will be effected under the provisions of Sections 391 to 394 read with Sections 78, 100 to 103 and other relevant provisions of the Act. The Demerger of the Demerged Undertaking from the Demerged Company to the Resulting Company shall comply with the provisions of Section 2(19AA) of the Income Tax Act, 1961, such that:

(i)	all the properties of the Demerged Undertaking, being transferred by the Demerged Company, as on the Appointed Date shall become the properties of the Resulting Company by virtue of this Scheme;

(ii)	all the liabilities relatable to the Demerged Undertaking, as on the Appointed Date shall become the liabilities of the Resulting Company by virtue of this Scheme;

(iii)	the properties and the liabilities relatable to the Demerged Undertaking being transferred by the Demerged Company shall be transferred to the Resulting Company at the values appearing in the books of account of the Demerged Company immediately before the Demerger;

(iv)	the Resulting Company shall issue, in consideration of the Demerger, Securities to the shareholders of the Demerged Company on a proportionate basis;

(v)	the shareholders holding not less than 3/4ths (three fourths) in value of the shares in the Demerged Company will become the shareholders of the Resulting Company (i.e., holders of Securities) by virtue of the Demerger; and

(vi)	the transfer of the Demerged Undertaking shall be on a going concern basis.

q.	The Scheme shall be effective from the Appointed Date i.e., opening hours of April 1, 2012 but shall be operative from the Effective Date.

r.	With effect from the Appointed Date, all debts, liabilities, duties and obligations of the Demerged Undertakings shall also be and stand transferred or deemed to be transferred, without further act, instrument or deed to the Resulting Company, pursuant to the provisions of Section 394 of the Act so as to become as and from the Appointed Date, the debts, liabilities, duties and obligations of the Resulting Company and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangements by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of the scheme.

s.	In consideration for Demerger of Demerged Undertaking to the Resulting Company in accordance with the provisions of this Scheme the share capital and Reserves and Surplus of the Resulting Company and the Demerged Company shall be restructured and reorganized in the manner set out in this Part III of the Scheme by allotment.

t.	The Demerged Company will continue to carry on business of the Demerged Undertaking with reasonable diligence and in trust for, the Resulting Company until the Effective Date.

u.	The Companies shall not vary the terms and conditions of the service of its staff and employees of the Demerged Undertaking except in the ordinary course of business.

v.	The employees of the Demerged Undertaking of the Demerged Company as on the Effective Date shall become employees of the Resulting Company on such date and shall not be treated as having been broken or interrupted for the purpose of Provident Fund or Gratuity or Superannuation or statutory purposes or otherwise and for all purposes will be reckoned from the date of their respective appointments with the Demerged Company.

w.	Upon the coming into effect of the Scheme, all legal proceedings by or against the Demerged Undertaking shall be continued and be enforced by or against the Resulting Company.

x.	The objects for which the Demerged Company, the Resulting Company and the Trademark Company have been set up are set out in their respective Memorandum and Articles of Association.

y.	The Board of Directors of the Demerged Company, the Resulting Company and the Trademark Company have approved the Scheme of Arrangement by its Board resolutions dated 1st November 2012.

40.	The proposed Scheme is sought to be made under the provisions of Sections 391 to 394 read with Sections 78, 100 to 103 and other relevant provisions of the Companies Act, 1956 and the same, if sanctioned by the Hon’ble High Court of Karnataka, will take effect from the Appointed Date (viz., April 1, 2012).

41.	The Members are requested to read the entire text of the Scheme to get better acquainted with the provisions thereof as stated above. The aforesaid paras contain only the main clauses and is a summary thereof. The contents of this Explanatory Statement are subject to the terms and conditions of the Scheme.

42.	There is no likelihood that any Creditors of the Demerged Company would lose or be prejudiced as a result of the Scheme being passed since no sacrifice or waiver is at all being called for from any Creditor or are any other rights of any Creditors sought to be modified in any manner. Further, the Resulting Company will acquire the sound financial position of the Demerged Undertaking upon its transfer as a going concern pursuant to the Scheme and accordingly would be able to meet the liabilities as they arise in the ordinary course of business.

43.

The Scheme of Demerger under Section 2(19AA) of the Income-tax Act, 1961 has tax consequences in the hands of shareholders of the Demerged Company as per the provisions of clause (vid) of Section 47, sub-section 2C of Section 49, and sub-section 2D of Section 49 of the said Act. As per these provisions, no capital gain accrues or arises to the shareholders of the Demerged Company receiving shares in the Resulting Company, pursuant to the scheme of demerger [as per Section 47(ivd)]. Further, the cost of acquisition of shares in the Demerged Company (“original shares”) shall be split into two parts. The cost of acquisition of shares in the Resulting Company, received by virtue of the Scheme of Demerger, shall be the same proportion the net book value of the assets transferred in the Demerger bears to the net worth of the Demerged Company immediately before such Demerger [as per Section 49(2C)]. This proportion will be notified to the Eligible Members, as defined in the scheme, upon the Scheme coming into effect. Sub-section 2D of Section 49 provides that the cost of acquisition of the original shares in the Demerged Company will be concurrently reduced by the cost of acquisition of the shares in the resulting company determined as per the provisions of sub-section 2C of Section 49. Capital gain on further transfer of either the shares in the Demerged Company or the shares in the Resulting Company will be computed accordingly as per the provisions of Section 45 read with Section 48 of the Income-tax Act.

44.	Section 2(47) of the Income-tax Act defines “transfer” in relation to a capital asset and inter alia includes exchange of the asset. Accordingly, receiving Demerged Company Equity Shares in exchange for the Resulting Company Equity Shares, allotted pursuant to the Scheme, would be construed as a transfer and capital gain is to be computed as per the provisions of Section 45 read with section 48. For this purpose, the full value of the consideration shall be the value of the Demerged Company Equity Shares and other cash consideration (for fractional rights), if any, received as a result of the exchange. Likewise, the Promoter exchanging the Demerged Company Equity Shares for the Resulting Company Equity Shares through the Special Trust would be construed as a transfer and the capital gain will be computed by considering the value of the Resulting Company Equity Shares as full value of consideration. As provided in the Scheme, the Special Trust will complete the exchange formalities and deduct tax at source, as applicable, having regard to the residential status of the shareholder. There is no requirement to deduct tax at source from resident shareholders.

45.	The tax consequences stated above are as per the current provisions of the Income-tax Act, 1961 and could be amended in the future.

46.	The explanation above is only an interpretation of the provisions of the Income-tax Act, 1961 by the Applicant Company with regard to taxation in India and shall not be construed as any authoritative guidance or legal opinion to the shareholders on tax matters arising out of the Scheme. Every shareholder is advised to seek his own legal advise and act accordingly

47.	No investigation proceedings have been instituted and / or are pending under Sections 235 to 251 of the Companies Act, 1956 against the Demerged Company, Resulting Company or the Trademark Company.

48.

Copies of the following documents will be open for inspection at the Registered Office of the Company at Doddakannelli, Sarjapur Road, Bangalore - 560 035 or at the office of its Advocate, Saji P. John, SPJ Legal Advocates, No. 463, 10th Main, 13th Cross, Wilson Garden, Bangalore - 560 027 between 10.00 a.m. and 1.00 p.m. on any working day prior to the date of the meeting:

(a)

Order dated 26th day of November, 2012 of the Hon’ble High Court of Karnataka at Bangalore passed in Company Application No. 1470 of 2012 directing the convening separate meetings of Shareholders, Secured Creditors and Unsecured Creditors of the Demerged Company.

(b)	Scheme of Arrangement

(c)	Memorandum and Articles of Associations of the Demerged Company, the Resulting Company and the Trademark Company.

(d)	Annual Report of the Demerged Company, the Resulting Company and the Trademark Company for the year ended 31st March, 2012.

(e)	Share valuation Report and Fairness Opinions.

(f)	No objection letter received from the BSE and the National Stock Exchange of India Limited for the Scheme under Clause 24(f) of the Listing Agreement.

(g)	The approval from SEBI, when obtained for the proposal of increase in the public shareholding in the Demerged Company pursuant to the Exchange Offer under the Scheme.

49.	This statement may also be treated as an Explanatory Statement under Section 173 of the Companies Act, 1956.

50.	After the Scheme of Arrangement is approved by the Shareholders, Secured and Unsecured Creditors, it will be further subject to the approval by the Hon’ble High Court of Karnataka and such other Authorities as may be applicable as stated in the Scheme

Dated this 28th day of November, 2012.	Sd/-
(Mr. N. Vaghul)
Chairman appointed for the meeting

SCHEME OF ARRANGEMENT

UNDER SECTIONS 391 TO 394 READ WITH SECTIONS 78,100 TO 103 OF

THE COMPANIES ACT, 1956

BETWEEN

WIPRO LIMITED		DEMERGED COMPANY

AND

AZIM PREMJI CUSTODIAL
SERVICES PRIVATE LIMITED		RESULTING COMPANY

AND

WIPRO TRADEMARKS
HOLDING LIMITED		TRADEMARK COMPANY

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

PART I – GENERAL

A.	Wipro Limited is a public limited company incorporated under Companies Act, 1913 and deemed to be registered under the Act (as hereinafter defined), having its registered office at Doddakannelli, Sarjapur Road, Bangalore - 560035 (the “Demerged Company”). The Demerged Company is primarily engaged, both directly and through its subsidiaries including step down subsidiaries, in the businesses of providing Information Technology (‘IT’) & IT Enabled Services (‘ITES’) and is a leading global player in providing IT services, outsourced research & development, IT infrastructure services, business process services, business consulting and manufacture, sales and distribution of electronic hardware and software and acting as commission agents (the “IT Business”). The Demerged Company is also engaged, both directly and through its subsidiaries including step-down subsidiaries, in the business of consumer care products (both in India and overseas), hydrogenated oil, fatty acid, glycerin, wellness and energy supplements, furniture, switches and lighting, electrical products, infrastructure engineering (both in India and overseas) consisting of hydraulic cylinders, hydraulic and pneumatic components, tippers, water treatment solutions, solar EPC business, commercial use of immovable properties, trading and medical diagnostic equipment products and services (in a joint venture with GE Healthcare (collectively, the “Diversified Business”). The Demerged Company Equity Shares (as hereinafter defined) are listed on BSE Limited (the “BSE”) and National Stock Exchange of India Limited (the “NSE”). The ADRs (as hereinafter defined) of the Demerged Company are listed on the New York Stock Exchange.

B.	Azim Premji Custodial Services Private Limited is currently a private limited company incorporated under the Act, having its registered office at 134, Doddakannelli, Sarjapur Road, Bangalore - 560035 (the “Resulting Company”). The Resulting Company proposes to carry on the Diversified Business after the Effective Date. The Resulting Company is in the process of converting into a public limited company and the name of the Resulting Company will be changed to “Wipro Enterprises Limited” or such other name as may be approved by the Registrar of Companies.

C.	Wipro Trademarks Holding Limited is a public limited company incorporated under the Act, having its registered office at Doddakannelli, Sarjapur Road, Bangalore - 560035 (the “Trademark Company”). The shares of the Trademark Company are not listed on any stock exchange. The shares of the Trademark Company are wholly owned by the Demerged Company.

D.	The IT Business and the Diversified Business have different requirements and are largely operated independent of each other. The Demerged Company had commenced its business operations in the non-IT space and subsequently commenced the IT Business which today commands a very significant portion of the Demerged Company’s business operations. Therefore, for historical reasons, the Demerged Company has carried on both the IT Business as well as the Diversified Business. This Scheme intends to demerge the Diversified Business and this initiative is a step in the direction to make the Demerged Company a pure play IT company. The Demerged Company is perceived as being a pure play IT company, and the Demerger will enable the stakeholders to benefit from unlocking the value of the Diversified Business and allow the different businesses to independently pursue their growth strategies while benefitting from the sharing of the Wipro brand. In light of the foregoing and, subject to the approval of the Securities Exchange Board of India (“SEBI”), to simultaneously procure compliance with the minimum public shareholding requirement of 25% (twenty five per cent) under Rule 19(2)(b) of the Securities Contract (Regulation) Rules, 1957, the Demerged Company, the Trademark Company and the Resulting Company propose that the “Demerged Undertaking” (as defined hereinafter) be transferred to and vested in the Resulting Company by way of a Demerger (as hereinafter defined) undertaken through this Scheme (as hereinafter defined) under the provisions of Sections 391 to 394 read with Sections 78, 100 to 103 and other relevant provisions of the Act, in such a manner that the Demerged Company can focus on the future growth of the IT Business and the Resulting Company can focus on the future growth of the Diversified Business.

E.

Accordingly, this Scheme provides for the transfer by way of a Demerger of the Demerged Undertaking of the Demerged Company to the Resulting Company, the consequent issue of the Securities (as hereinafter defined) by the Resulting Company to the shareholders of the Demerged Company on a proportionate basis, in consideration of the transfer and vesting of the Demerged Undertaking in the Resulting Company, and, at the option of the members of the Demerged

Company, the exchange of Resulting Company Equity Shares for additional Demerged Company Equity Shares post this Demerger transferred by the Promoter (as defined hereinafter) to the Special Trust (as defined hereinafter), in each case pursuant to Sections 391 to 394 and other relevant provisions of the Act, and various other matters consequential to or otherwise integrally connected with the above in the manner provided for in the Scheme.

F.	The Trademark Company owns certain Intellectual Property as set out in Clauses 3.7(i)(c) and 3.7(i)(d). The usage rights of such Intellectual Property are assigned in favour of the Demerged Company, of which certain usage rights to the Intellectual Property pertain exclusively to the Diversified Business and the remaining usage rights are either used jointly by the Diversified Business as well as the Remaining Business or exclusively used by the Remaining Business. Where the usage rights assigned by the Trademark Company are in relation to the Diversified Business, the Trademark Company shall transfer the ownership rights therein as part of Demerged Undertaking to the Resulting Company as provided, inter alia in Clause 3.7(iii). The Intellectual Property used jointly by the Diversified Business and the Remaining Business shall, upon the Demerger becoming effective, be used jointly by the Resulting Company and the Demerged Company as provided in Clause 3.7(iv). The Intellectual Property which is exclusively used by the Remaining Business shall remain with the Demerged Company for its exclusive use.

G.	The Demerger under this Scheme will be effected under the provisions of Sections 391 to 394 read with Sections 78, 100 to 103 and other relevant provisions of the Act. The Demerger of the Demerged Undertaking from the Demerged Company to the Resulting Company shall comply with the provisions of Section 2(19AA) of the Income Tax Act, 1961, such that:

a.	all the properties of the Demerged Undertaking, being transferred by the Demerged Company, as on the Appointed Date shall become the properties of the Resulting Company by virtue of this Scheme;

b.	all the liabilities relatable to the Demerged Undertaking, as on the Appointed Date shall become the liabilities of the Resulting Company by virtue of this Scheme;

c.	the properties and the liabilities relatable to the Demerged Undertaking being transferred by the Demerged Company shall be transferred to the Resulting Company at the values appearing in the books of account of the Demerged Company immediately before the Demerger;

d.	the Resulting Company shall issue, in consideration of the Demerger, Securities to the shareholders of the Demerged Company on a proportionate basis;

e.	the shareholders holding not less than 3/4ths (three fourths) in value of the shares in the Demerged Company will become the shareholders of the Resulting Company (i.e., holders of Securities) by virtue of the demerger; and

f.	the transfer of the Demerged Undertaking shall be on a going concern basis.

H.	The Scheme is divided into the following parts:

a.	Part I, which deals with the introduction above and the definitions below;

b.	Part II, which deals with the Demerger;

c.	Part III, which deals with the issuance and allotment of Securities by the Resulting Company and the Exchange Right; and

d.	Part IV, which deals with the general terms and conditions.

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Scheme, unless repugnant to the meaning or the context thereof, the following expressions shall have the following meaning:

(i)	“Act” means the Companies Act, 1956 and shall include any statutory modification, amendment or re-enactment thereof for the time being in force;

(ii)	“Additional ADRs” shall have the meaning ascribed to it in Clause 17.1;

(iii)	“Additional Stock Option” shall have the meaning ascribed to it in Clause 6.8(i)(a);

(iv)	“Additional Underlying Shares” shall have the meaning ascribed to it in Clause 17.1;

(v)	“ADRs” means the outstanding American Depositary Receipts issued by the Demerged Company pursuant to the “Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993” and other applicable law, against the issue of Demerged Company Equity Shares;

(vi)	“Allotment Date” shall have the meaning ascribed to it in Clause 16.6;

(vii)	“Appointed Date” means the opening of business on April 1, 2012;

(viii)	“Attributable Income” shall have the meaning ascribed to it in Clause 8(ii);

(ix)	“Board of Directors” or “Board” in relation to each of the Demerged Company, the Resulting Company and the Trademark Company as the case may be, means the board of directors of such company, and shall include a committee duly constituted and authorized for the purposes of matters pertaining to the Demerger, the Scheme and/or any other matter relating thereto;

(x)	“BSE” means the Bombay Stock Exchange wherein the Demerged Company Equity Shares are listed;

(xi)	“Custodian” means JPMorgan Chase Bank N.A. (Mumbai Branch), having its office at Paradigm B-Wing, 6th Floor, Link Road, Mindspace, Malad (W), Mumbai - 400 064, being the custodian and depositary for the Demerged Company Equity Shares underlying the ADRs;

(xii)	“Compensation Committee” means the Compensation Committee constituted by the Board of Directors of the Demerged Company;

(xiii)	“Debt Instruments” shall have the meaning ascribed to it in Clause 5.4;

(xiv)	“Demerged Company” shall have the meaning ascribed to it in paragraph A of Part I;

(xv)	“Demerged Company Equity Share(s)” means each equity share of the Demerged Company having a face value of Rs. 2 (Rupees Two only), fully paid-up;

(xvi)	“Demerged Undertaking” means the undertakings, businesses, activities and operations pertaining to the Diversified Business of the Demerged Company, on a going concern basis, and shall mean and include, without limitation, the following:

(a)

all assets and property of the Diversified Business whether situated in India or abroad, whether movable or immovable, tangible or intangible (including the Intellectual Property as set out in Schedule III), real or personal, in possession or reversion, corporeal or incorporeal, present, future or contingent of whatsoever nature, including all manufacturing units, plants, terminals and units, all immovable property (whether leasehold or freehold), buildings (including buildings held for commercial use), plant and machinery, offices, capital work-in-progress, rolling stock, current assets (including inventories, sundry debtors, bills of exchange, loans and advances), cash and bank accounts (including bank balances), benefit of any deposits, financial assets, cash and cash equivalents (including units of mutual funds, market instruments and other securities), investments, benefit of any bank guarantees, performance guarantees and letters of credit, vehicles,

D.G. sets, godowns, warehouses, furniture, fixtures, office equipment, computers, appliances, accessories, power lines, water pipelines, tenancy rights, hire purchase assets, depots, power generation undertakings, research and development facilities, tools, dies, moulds, software and hardware, high transmission power lines and other facilities, including share of any joint assets, appertaining or relating to the Diversified Business;

(b)	all investments in Indian and overseas subsidiaries (whether direct or step-down) of the Demerged Company, appertaining or relating to the Diversified Business or where such subsidiaries (whether direct or step-down) are carrying on both the Diversified Business and the Remaining Business as of the Appointed Date, the portion of the investments appertaining or relating to the Diversified Business, notwithstanding that the businesses and undertakings of such subsidiaries may be restructured after the Appointed Date in order to facilitate the Demerger, including by way of actions such as demerger or spin off appertaining or relating to the Diversified Business or re-positioning of a step-down subsidiary as a direct subsidiary of the Demerged Company or segregation in any other manner, in each case as per the applicable laws and regulations;

(c)	all permits, quotas, rights, entitlements, industrial and other licences, bids, tenders, letters of intent, expressions of interest, development rights (whether vested or potential and whether under agreements or otherwise), patents, copyrights, records, designs, and all other intellectual property rights in the aforesaid, municipal permissions, approvals, consents, subsidies, tenancies in relation to the offices, and/or residential properties for the employees, privileges, excise duty exemptions, special economic zone and export oriented undertaking benefits, certificates of importer exporter, income tax benefits and exemptions and the approvals for scientific research issued by the prescribed authority and including the right to deduction under Section 80IC of the Income Tax Act, 1961 (or any statutory modification or re-enactment thereof for the time being in force) in respect of the profits of the undertakings for the residual period, i.e., for the period remaining as on the Appointed Date out of the total period for which the deduction is available in law if the Demerger had not taken place, all other rights including sales tax deferrals and exemptions and other benefits and lease rights, licences, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity and other services, provisions and benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Diversified Business;

(d)	all earnest moneys and/or security deposits paid by the Demerged Company in connection with or relating to the Diversified Business;

(e)	all books, records, files, papers, engineering and process information, computer programmes, software licenses (whether proprietary or otherwise), drawings, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records whether in physical or electronic form in connection with or relating to the Diversified Business; and

(f)	all debts, borrowings, obligations and liabilities, both present and future, (including deferred tax liabilities, contingent liabilities and the Transferred Liabilities, as hereinafter defined, and obligations under any licenses or permits or schemes), whether secured or unsecured, whether provided for or not in the books of account or disclosed in the balance sheet of the Demerged Company, appertaining or relating to the Diversified Business which is more fully set out in Schedule II;

(xvii)	“Demerger” means the transfer by way of demerger of the Demerged Undertaking to the Resulting Company, and the consequent issue of Securities by the Resulting Company to the shareholders of the Demerged Company on a proportionate basis in consideration of the demerger, as set out in this Scheme;

(xviii)	“Deposit Agreement” shall have the meaning ascribed to it in Clause 17.1;

(xix)	“Diversified Business” shall have the meaning ascribed to it in paragraph A of Part I;

(xx)	“Effective Date” means the last of the dates on which all the conditions and matters referred to in Clause 23.1 of this Scheme occur or have been fulfilled or waived in accordance with this Scheme. References in this Scheme to date of ‘coming into effect of the Scheme’ or ‘upon the Scheme becoming effective’ or ‘effectiveness of the Scheme’ and other similar expressions shall mean the Effective Date;

(xxi)	“Election and Exchange Notice” shall have the meaning ascribed to it in Clause 16.2;

(xxii)	“Election Period” shall have the meaning ascribed to it in Clause 16.3;

(xxiii)	“Eligible Employees” shall have the meaning ascribed to it in Clause 6.8(i);

(xxiv)	“Eligible Members” shall have the meaning ascribed to it in Clause 14.1;

(xxv)	“Encumbrance” means any options, pledge, mortgage, lien, security, interest, claim, charge, pre-emptive right, easement, limitation, attachment, restraint or any other encumbrance of any kind or nature whatsoever; and the term “Encumbered” shall be construed accordingly;

(xxvi)	“Exchange Eligible Members” shall have the meaning ascribed to it in Clause 16.5;

(xxvii)	“Exchange Escrow Account” shall have the meaning ascribed to it in Clause 16.5;

(xxviii)	“Exchange Right” shall have the meaning ascribed to it in Clause 15.1;

(xxix)	“Existing Stock Option” shall have the meaning ascribed to it in Clause 6.8(i)(a);

(xxx)	“Funds” shall have the meaning ascribed to it in Clause 6.3;

(xxxi)	“Governmental Authority” means any applicable central, state or local government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau, instrumentality, judicial or arbitral body having jurisdiction over the territory of India;

(xxxii)	“High Court” shall mean the High Court of Karnataka, at Bangalore having jurisdiction in relation to the Demerged Company, Resulting Company and the Trademark Company to which this Scheme is submitted for approval under Sections 391 to 394 read with Sections 78, 100 to 103 of the Act. In the event that the Central Government by a notification to this effect constitutes a National Company Law Tribunal or any other authority or forum, and the proceedings under Sections 391 to 394 read with Sections 78, 100 to 103 of the Act pursuant to this Scheme are transferred to such tribunal, authority or forum, the term “Court” or “High Court” shall be deemed to include the National Company Law Tribunal or such other authority or forum;

(xxxiii)

“Intellectual Property” shall mean all patents, copyrights, designs, trademarks, trade names, service marks, service names, domain names, email addresses, websites, including all contents of the websites, trade dress, logos and corporate names, both primary and secondary, trade secrets, know-how, inventions, processes, systems, computer software, data, reports, instructions, source code, machine code, documentation, manuals, algorithms, flow-charts, diagrams, drawings, notes, exploitation of any present or future technologies, other confidential information, including proposals, financial and accounting data, business and marketing plans, customer and supplier lists, sales targets, sales statistics, market share statistics, marketing surveys and reports, marketing research and any advertising or other promotional and related information and any databases (electronic or otherwise) containing any of the foregoing, and all rights or forms of protection having equivalent or similar effect to any of the foregoing which may subsist in India or in any other part of the world, including registrations and applications for registration of any of the foregoing in any jurisdiction and the rights to apply for the same, in each case by whatever name called and whether or not registered, and in each case owned and/or used by the Demerged Company or the Trademark Company;

(xxxiv)	“IT Business” shall have the meaning ascribed to it in paragraph A of Part I;

(xxxv)	“NSE” means the National Stock Exchange of India wherein the equity shares of the Demerged Company are listed;

(xxxvi)	“Overseas Depositary” means J P Morgan Chase Bank N.A., having its office at 60, Wall Street, New York, NY 10260, being the depositary for the ADRs;

(xxxvii)	“Promoter” shall mean the Promoter and Promoter Group as disclosed by the Demerged Company to the Stock Exchanges as per clause 35 of the Listing Agreement, which, as of September 30, 2012, is listed in Schedule IV;

(xxxviii)	“Record Date” means the date to be fixed by the Board of Directors of the Demerged Company for the purpose of determining the members of the Demerged Company to whom Securities will be allotted pursuant to this Scheme and who will be entitled to the Exchange Right;

(xxxix)	“Redeemable Preference Shares” shall have the meaning ascribed to it in Clause 14.1(ii);

(xl)	“Registrar of Companies” means the Registrar of Companies, Karnataka at Bangalore;

(xli)	“Remaining Business” means all the undertakings, businesses, activities and operations (including all investments) of the Demerged Company other than those comprised in the Demerged Undertaking;

(xlii)	“Remaining Employees” means all the permanent employees of the Demerged Company other than the Transferred Employees;

(xliii)	“Resulting Company” shall have the meaning ascribed to it in paragraph B of Part I;

(xliv)	“Resulting Company Equity Share” means each equity share of the Resulting Company having a face value of Rs. 10/- (Rupees Ten only), fully paid-up;

(xlv)	“Scheme” means this Scheme of Arrangement, including the schedules, in its present form as approved by the Board of Directors of the Demerged Company, Resulting Company and Trademark Company subject to such modifications made pursuant to Clause 25 of this Scheme or as the High Court may direct;

(xlvi)	“Securities Act” shall have the meaning ascribed to it in Clause 14.8;

(xlvii)	“Securities” shall mean the Resulting Company Equity Shares and the Redeemable Preference Shares issued and allotted pursuant to Clause 14, or either of them as the context may admit, and “Security” shall be construed accordingly;

(xlviii)	“Share Exchange” shall have the meaning ascribed to it in Clause 15.1;

(xlix)	“Special Trust” shall have the meaning ascribed to it in Clause 16.5;

(1)	“Stock Exchanges” shall mean the NSE and the BSE, or either of them as the context may admit, and “Stock Exchange” shall be construed accordingly;

(li)	“Stock Option Schemes” shall have the meaning ascribed to it in Clause 6.8(i);

(lii)	“Transferred Employees” means all the permanent employees of the Demerged Company employed or engaged in the services of the Demerged Undertaking as on the Effective Date; and

(liii)	“Transferred Liabilities” shall have the meaning ascribed to it in Clause 5.5.

1.2	All terms and words used but not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof for the time being in force.

1.3	References to clauses, recitals and schedules, unless otherwise provided, are to clauses, recitals and schedules of and to this Scheme.

1.4	The headings herein shall not affect the construction of this Scheme.

1.5	The clause more specific to a situation or event shall apply in preference to a general clause.

1.6	When any number of days is prescribed in this Scheme, the same shall be reckoned exclusively of the first and inclusively of the last day unless the last day does not fall on a business day, in which case the last day shall be the next succeeding day that is a business day.

1.7	The singular shall include the plural and vice versa; and references to one gender include all genders.

1.8	Any phrase introduced by the terms “including”, “include”, “in particular”, “such as” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.9	References to person include any individual, firm, body corporate (whether incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representatives body (whether or not having separate legal personality).

1.10	The Schedules to this Scheme form an integral and inseparable part of this Scheme.

2.	SHARE CAPITAL

2.1	Demerged Company:

(i)	The share capital structure of the Demerged Company as on September 30, 2012 is as under:

Authorized Share Capital
S1. No.	Particulars	Face Value (Rs.)	Number of Shares	Amount (in Rs.)
1.	Equity Shares	2	2,65,00,00,000	5,300,000,000
2.	Preference Shares	10	25,000,000	250,000,000

Total				5550,000,000

Issued, Subscribed and Paid-up Share Capital
1.	Equity Shares	2	2,46,19,95,112	4,923,990,224

(ii)	The Demerged Company has outstanding employee stock options under the Stock Option Schemes, the exercise of which may result in an increase in the issued and paid-up share capital of the Demerged Company. The Demerged Company Equity Shares are listed on the Stock Exchanges. The ADRs representing the underlying Demerged Company Equity Shares are listed on the New York Stock Exchange.

2.2	Resulting Company:

The share capital structure of the Resulting Company as on September 30, 2012 is as under:

Authorized, Issued, Subscribed and Paid-up Share Capital
S1. No.	Particulars	Face Value (Rs.)	Number of Shares	Amount (In Rs.)
1.	Equity Shares	10	10,000	1,00,000

2.3	Trademark Company:

The share capital structure of the Trademark Company as on September 30, 2012 is as under:

Authorized Share Capital
S1. No.	Particulars	Face Value (Rs.)	Number of Shares	Amount (In Rs.)
1.	Equity Shares	10	98,000	9,80,000
2.	Preference Shares	10	2,000	20,000

Total				10,00,000

Issued, Subscribed and Paid-up Share Capital
S1. No.	Particulars	Face Value (Rs.)	Number of Shares	Amount (In Rs.)
1.	Equity Shares	10	93,250	9,32,500
2.	Preference Shares	10	1,800	18,000

Total				950,500

PART II – DEMERGER

Section 1 – Transfer and Vesting of the Demerged Undertaking

3.	TRANSFER OF ASSETS

3.1

Upon the coming into effect of the Scheme and with effect from the Appointed Date, the Demerged Undertaking, including all the estate, assets, investments, rights, claims, title, interest and authorities including accretions and appurtenances of the Demerged Undertaking shall, subject to the provisions of this Clause 3 in relation to the mode of transfer and vesting and pursuant to the provisions of Section 394(2) of the Act, without any further act or deed, be demerged from the Demerged Company and be transferred to and vested in and shall be deemed to be demerged from the Demerged Company and transferred to and vested in the Resulting Company as a going concern so as to become, as and from the Appointed Date, the Demerged Undertaking, including all the estate, assets, rights, claims, title, interest and authorities of the Resulting Company, subject to the provisions of this Scheme.

3.2	The value of assets pertaining the Demerged Undertaking being transferred to and vesting with the Resulting Company in accordance with this Scheme on the basis of book value as set out in the balance sheet of the Demerged Company as on March 31, 2012 is set forth in Schedule I.

3.3	In respect of such of the assets including cash and bank balances, units of mutual funds, market instruments and other securities of the Demerged Undertaking as are movable in nature or are otherwise capable of transfer by delivery or possession or by endorsement and delivery (including investments in shares and securities, whether held in physical or dematerialized form), the same shall stand so transferred by the Demerged Company upon the coming into effect of the Scheme, and be deemed to be transferred by delivery or possession or by endorsement and delivery and shall become the property of the Resulting Company as an integral part of the Demerged Undertaking with effect from the Appointed Date pursuant to the provisions of Section 394(2) of the Act without requiring any deed or instrument of conveyance for transfer of the same, subject to the provisions of this Scheme.

3.4	In respect of such of the assets belonging to the Demerged Undertaking other than those referred to in Clause 3.2 above, the same shall, as more particularly provided in Clause 3.1 above, without any further act, instrument or deed, be demerged from the Demerged Company and transferred to and vested in and/or be deemed to be demerged from the Demerged Company and transferred to and vested in the Resulting Company upon the coming into effect of the Scheme and with effect from the Appointed Date pursuant to the provisions of Sections 391 to 394 of the Act.

3.5	All assets, rights, title, interest and investments of the Demerged Company in relation to the Demerged Undertaking shall also, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Resulting Company upon the coming into effect of the Scheme and with effect from the Appointed Date pursuant to the provisions of Sections 391 to 394 of the Act.

3.6	Notwithstanding anything stated hereinabove, the value of moveable assets comprising of investments, units of mutual funds, market instruments or other securities (including accretions thereto) in relation to the Demerged Undertaking shall be transferred to and vested in the Resulting Company in such modes and manner as may be mutually agreed upon by the respective Boards of the Demerged Company and Resulting Company.

3.7	Intellectual Property

(i)	The Intellectual Property owned and used by the Demerged Undertaking are classified under the following heads in Schedule III, namely:

(a)	Part A: all Intellectual Property owned by the Demerged Company for use by both the Remaining Business and the Diversified Business and is continued to be required upon the effectiveness of this Scheme by both the Demerged Company as well as the Resulting Company shall be dealt with in accordance with Clause 3.7(ii);

(b)	Part B: all Intellectual Property owned by the Demerged Company and used exclusively by the Diversified Business shall be dealt with in accordance with Clause 3.7(iii);

(c)	Part C: all Intellectual Property owned by the Trademark Company, and usage thereof is presently assigned to the Demerged Company and exclusively used by the Diversified Business shall be dealt with in accordance with Clause 3.7(iii); and

(d)	Part D: all Intellectual Property owned by the Trademark Company, and usage thereof is presently assigned to the Demerged Company and used in both the Diversified Business as well as the Remaining Business shall be dealt with in accordance with Clause 3.7(iv).

(ii)	Notwithstanding anything contained in this Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date pursuant to the provisions of Section 394(2) of the Act, all Intellectual Property and all title, ownership and rights thereto set out in Part A of Schedule III hereto, for use by both the Remaining Business and the Diversified Business shall be deemed to be the Intellectual Property of the Demerged Company and the Resulting Company and shall be used by both the Demerged Company as well as the Resulting Company for their respective businesses, and the Demerged Company and the Resulting Company shall execute necessary documentation to give effect to the foregoing.

(iii)

All Intellectual Property as set out in Parts B and C of Schedule III hereto shall be transferred to and be deemed to be transferred to and vested in the Resulting Company pursuant to this Scheme, upon the coming into effect of the Scheme with effect from the Appointed Date pursuant to the provisions of Section 394(2) of the Act, and the Demerged Company, the Trademark Company and the Resulting Company shall execute necessary documentation to give effect to the provisions of this Scheme.

(iv)	Notwithstanding anything contained in this Scheme, upon the coming into effect of the Scheme and with effect from the Appointed Date pursuant to the provisions of Section 394(2) of the Act, all Intellectual Property owned by the Trademark Company and all title, ownership and rights thereto set out in Part D of Schedule III hereto, for use by both the Remaining Business and the Diversified Business shall be deemed to be the Intellectual Property of the Trademark Company and the Resulting Company and shall be used by both the Demerged Company as well as the Resulting Company for their respective businesses, and the Trademark Company and the Resulting Company and the Trademark Company and the Demerged Company, respectively, shall execute necessary documentation to give effect to the foregoing.

3.8	The Demerged Company shall permit the Resulting Company to maintain such of the offices occupied by the Demerged Undertaking on the Appointed Date as long as they may be required.

3.9	Without prejudice to the generality of the foregoing, upon the coming into effect of the Scheme, all the rights, title, interest and claims of the Demerged Company in any leasehold properties of the Demerged Company in relation to the Demerged Undertaking, shall, pursuant to Section 394 (2) of the Act, without any further act or deed, be transferred to and vested in or be deemed to have been transferred to and vested in the Resulting Company with effect from the Appointed Date.

4.	CONTRACTS, DEEDS ETC.

4.1	Upon the coming into effect of the Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature (which shall include, without limitation, vendor contracts, annual maintenance contracts and licenses for use of software) in relation to the Demerged Undertaking, to which the Demerged Company is a party or to the benefit of which the Demerged Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour, as the case may be, of the Resulting Company and may be enforced as fully and effectually as if, instead of the Demerged Company, the Resulting Company had been a party or beneficiary or obligee thereto or thereunder.

4.2

Without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, insurance covers, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Demerged Company in relation to the Demerged Undertaking shall stand transferred to the Resulting Company as if the same were originally given by, issued to or executed in favour of the Resulting Company, and the Resulting Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Resulting Company.

5.	TRANSFER OF LIABILITIES

5.1	Upon the coming into effect of the Scheme, all loans raised and used, debts, liabilities, duties and obligations (including the liabilities which arise out of the business activities or operations of the Demerged Undertaking) of the Demerged Company as on the Appointed Date and relatable to the Demerged Undertaking shall, without any further act or deed, be and stand transferred to and be deemed to be transferred to the Resulting Company at their closing book values as on March 31, 2012 as set forth in Schedule II and shall become the loans, debts, liabilities, duties and obligations of the Resulting Company. All debentures and loans relatable to the Demerged Undertaking as of the Appointed Date have been set out in Schedule II hereof.

5.2	Where any of the loans raised and used, debts, liabilities, duties and obligations of the Demerged Company as on the Appointed Date deemed to be transferred to the Resulting Company have been discharged by the Demerged Company on or after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Resulting Company.

5.3	Upon the coming into effect of the Scheme, all loans raised and used and all debts, liabilities, duties and obligations incurred by the Demerged Company for the operations of the Demerged Undertaking with effect from the Appointed Date and prior to the Effective Date, subject to the terms of this Scheme, shall be deemed to have been raised, used or incurred for and on behalf of the Resulting Company and to the extent they are outstanding on the Effective Date, shall also without any further act or deed be and stand transferred to and be deemed to be transferred to the Resulting Company and shall become the loans, debts, liabilities, duties and obligations of the Resulting Company.

5.4	Upon the coming into effect of the Scheme and without prejudice to the aforesaid, all debt securities, bonds, debentures, notes and other instruments of like nature (whether convertible into equity shares or not) issued by the Demerged Company in relation to the Demerged Undertaking (the “Debt Instruments”) shall, pursuant to the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the debt securities of the Resulting Company on the same terms and conditions except to the extent modified under the provisions of this Scheme and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the Resulting Company as if it was the issuer of the Debt Instruments so transferred.

5.5	In so far as the existing Encumbrance in respect of the loans, borrowings, debts, liabilities, including the Debt Instruments (the “Transferred Liabilities”) is concerned, such Encumbrance shall, without any further act, instrument or deed be modified and shall be extended to and shall operate only over the assets comprised in the Demerged Undertaking which have been Encumbered in respect of the Transferred Liabilities as transferred to the Resulting Company pursuant to this Scheme.

Provided that if any of the assets comprised in the Demerged Undertaking which are being transferred to the Resulting Company pursuant to this Scheme have not been Encumbered in respect of the Transferred Liabilities, such assets shall remain unencumbered and the existing Encumbrance referred to above shall not be extended to and shall not operate over such assets. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above.

5.6	For the avoidance of doubt, it is hereby clarified that in so far as the assets comprising the Remaining Business are concerned, the Encumbrance over such assets relating to the Transferred Liabilities shall, as and from the Effective Date without any further act, instrument or deed be released and discharged from the obligations and Encumbrance relating to the same. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above. Further, in so far as the assets comprised in the Demerged Undertaking are concerned, the Encumbrance over such assets relating to any loans, borrowings or debentures or other debts or debt securities which are not transferred pursuant to this Scheme (and which shall continue with the Demerged Company), shall without any further act or deed be released from such Encumbrance and shall no longer be available as security in relation to such liabilities.

5.7	Without prejudice to the provisions of the foregoing Clauses and upon the effectiveness of the Scheme, the Demerged Company and the Resulting Company shall execute any instrument/s and/or document/s and/or do all the acts and deeds as may be required, including the filing of necessary particulars and/or modification(s) of charge, with the respective Registrar of Companies to give formal effect to the above provisions, if required.

5.8	Upon the coming into effect of this Scheme, the Resulting Company alone shall be liable to perform all obligations in respect of the Transferred Liabilities, which have been transferred to it in terms of this Scheme, and the Demerged Company shall not have any obligations in respect of such Transferred Liabilities.

5.9	It is expressly provided that save as mentioned in this Clause 5, no other term or condition of the liabilities transferred to the Resulting Company as part of the Scheme is modified by virtue of this Scheme except to the extent that such amendment is required by necessary implication.

5.10	Subject to the necessary consents being obtained, if required, in accordance with the terms of this Scheme, the provisions of this Clause 5 shall operate, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document, all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

6.	EMPLOYEES

6.1	Upon the coming into effect of this Scheme, the Transferred Employees shall become the employees of the Resulting Company with effect from the Appointed Date, and, subject to the provisions hereof, on terms and conditions not less favourable than those on which they are engaged by the Demerged Company in relation to the Demerged Undertaking and without any interruption of or break in service as a result of the transfer of the Demerged Undertaking. For the purpose of payment of any compensation, gratuity and other terminal benefits, the immediate past services of such Transferred Employees with the Demerged Company shall also be taken into account, and paid (as and when payable by the Resulting Company). The Remaining Employees will continue to be employees of the Demerged Company on their existing terms and conditions.

6.2	Upon the coming into effect of this Scheme, all consultants, retainers and other persons engaged in the Demerged Undertaking (other than Transferred Employees) on a non-permanent basis, shall become consultants, retainers and persons engaged by the Resulting Company with effect from the Appointed Date, and, subject to the provisions hereof, on terms and conditions not less favourable than those on which they are engaged by the Demerged Company in relation to the Demerged Undertaking and without any interruption of or break in service as a result of the transfer of the Demerged Undertaking.

6.3

Insofar as the existing provident fund, gratuity fund and superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by the Demerged Company inter alia for the Transferred Employees are concerned (collectively referred to as the “Funds”), the funds and such investments made by the Funds which are referable to the Transferred Employees in terms of Clause 6.1 above shall be transferred to the similar Funds created by the Resulting Company and shall be held for their benefit pursuant to this Scheme in the manner provided hereinafter. In the event that the Resulting Company does not have its own Funds in respect of any of the above, the Resulting Company may, subject to necessary approvals and permissions, continue to contribute to the relevant Funds of the Demerged Company, until such time that the Resulting Company creates its own Funds, at which time the funds and the investments and contributions pertaining to the Transferred Employees shall be transferred to the Funds created by the Resulting Company.

6.4	In relation to those Transferred Employees who are not covered under the provident fund trust of the Demerged Company, and for whom the Demerged Company is making contributions to the government provident fund, the Resulting Company shall stand substituted for the Demerged Company, for all purposes whatsoever, including relating to the obligation to make contributions to the said fund in accordance with the provisions of such fund, bye laws, etc. in respect of such Transferred Employees.

6.5	If any exemptions granted by the Regional Provident Fund Commissioner, or any other competent authority under the Employees’ Provident Funds & Miscellaneous Provisions Act, 1952, to the Demerged Company and its subsidiaries, joint ventures and associates require re-issue or renewal on account of the Scheme, the Demerged Company shall, and shall cause its subsidiaries, joint ventures and associates to, apply for the reissue or renewal, and the Regional Provident Fund Commissioner or any other competent authority shall grant the same such that the privileges, rights and benefits of the Remaining Employees continue uninterrupted. Likewise, the Resulting Company shall apply for granting of similar exemptions and the Regional Provident Fund Commissioner or any other competent authority shall grant the same such that the privileges, rights and benefits of Transferred Employees continue uninterrupted.

6.6	In relation to any other fund created or existing for the benefit of the Transferred Employees being transferred to the Resulting Company, the Resulting Company shall stand substituted for the Demerged Company, for all purposes whatsoever, including relating to the obligation to make contributions to the said funds in accordance with the provisions of such scheme, funds, bye laws, etc. in respect of such Transferred Employees.

6.7	In so far as the existing benefits or funds created by the Demerged Company for the Remaining Employees are concerned, the same shall continue and the Demerged Company shall continue to contribute to such funds and trusts in accordance with the provisions thereof, and such funds and trusts, if any, shall be held inter alia for the benefit of the Remaining Employees.

6.8	Stock options:

(i)	Upon the coming into effect of this Scheme, with respect to the stock options granted by the Demerged Company under the Wipro Stock Option Plan, 1999, Wipro Employee Stock Option Plan, 2000, ADS Stock Option Plan, 2000, RSU Plan, 2004, ADS RSU Plan, 2004, RSU Plan, 2005 and RSU Plan, 2007 of the Demerged Company (the “Stock Option Schemes”) to the employees of the Demerged Company (whether to the Transferred Employees or to the Remaining Employees) as of the Record Date (the “Eligible Employees”):

(a)	The Demerged Company shall grant 1 (one) employee stock options (each such stock option, an “Additional Stock Option”) for every 8.25 (eight and one fourth) employee stock options held by each Eligible Employee in the Demerged Company under the Stock Option Schemes as on the Record Date (each such stock option, an “Existing Stock Option”). Any fraction arising from the Additional Stock Option shall be rounded off to the nearest number. It is hereby clarified that each stock option (whether an Existing Stock Option or an Additional Stock Option) under the Stock Option Schemes, when exercised, shall entitle the Eligible Employees holding such stock option to 1 (one) Demerged Company Equity Share or ADR, as the case may be;

(b)	in respect of the Existing Stock Options granted pursuant to the Wipro Stock Option Plan, 1999, Wipro Employee Stock Option Plan, 2000, ADS Stock Option Plan, 2000, where the exercise price for each Existing Stock Option is greater than the face value of the underlying Demerged Company Equity Share, the exercise price shall, upon effectiveness of this Scheme, be appropriately adjusted so as to ensure that upon exercise (of the Existing Stock Options and also the Additional Stock Options granted in respect thereof), the aggregate exercise price payable by the Eligible Employee shall remain unchanged;

(c)	each Additional Stock Option shall be deemed to have been granted from the date on which the Existing Stock Option in respect of which such Additional Stock Option was granted to the relevant Eligible Employee, and all other terms of the Stock Option Schemes shall apply accordingly to such Additional Stock Options;

(d)	the options granted under the Stock Option Schemes would continue in the hands of the Eligible Employees, and the Stock Option Schemes shall, pursuant to this Scheme, be modified by the Demerged Company as considered appropriate by its Compensation Committee, to enable the continuance of the same in the hands of all the Eligible Employees; and

(e)	the Resulting Company will reimburse the Demerged Company for costs debited to the profit and loss account or any suspense account of the Demerged Company subsequent to the Appointed Date in relation to Existing Stock Options and Additional Stock Options granted to the Transferred Employees.

(ii)	The consent of the shareholders of the Demerged Company to this Scheme shall be deemed to be their consent in relation to all matters pertaining to the Stock Option Schemes as described in this Scheme, including without limitation, for the purposes of effecting necessary modifications to the Stock Option Schemes, the grant of the Additional Stock Options under the Stock Option Schemes, the enhancement of the outstanding stock option pool and all related matters. No further approval of the shareholders of the Demerged Company would be required in this connection. The Stock Option Schemes shall be deemed to be amended to give effect to all matters pertaining to the Stock Option Schemes as described in this Scheme.

(iii)	Without prejudice to the generality of the foregoing, upon the Scheme coming into effect, the Compensation Committee of the Demerged Company shall take such actions and execute such further documents as may be necessary or desirable for the purpose of giving effect to the provisions of this Clause 6.8 including carrying out necessary amendments to the Stock Option Schemes without any further approvals by holder of Demerged Company Equity Shares or any other authorities.

7.	LEGAL, TAXATION AND OTHER PROCEEDINGS

7.1	Upon the coming into effect of this Scheme, all legal, taxation or other proceedings (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be instituted any time thereafter and in each case relating to the Demerged Undertaking shall be continued and enforced by or against the Resulting Company with effect from the Effective Date. Except as otherwise provided herein, the Demerged Company shall in no event be responsible or liable in relation to any such legal, taxation or other proceedings against the Resulting Company. The Resulting Company shall be impleaded as a party to such proceedings and shall prosecute or defend such proceedings at its own right, cost, and in co-operation with the Demerged Company.

7.2	If any proceedings are taken against the Demerged Company in respect of the matters referred to in Clause 7.1 above, it shall defend the same in accordance with the advice of the Resulting Company and at the cost of the Resulting Company, and the latter shall reimburse and indemnify the Demerged Company against all liabilities and obligations incurred by the Demerged Company in respect thereof.

7.3	The Demerged Company shall reimburse and indemnify the Resulting Company against all liabilities and obligations incurred by the Resulting Company in legal, taxation or other proceedings (including before any statutory or quasi-judicial authority or tribunal) insofar as such liabilities and obligations relate to the period prior to the Appointed Date.

7.4	The Resulting Company undertakes to have all legal, taxation or other proceedings initiated by or against the Demerged Company referred to in Clause 7.1 above transferred to its name as soon as is reasonably possible after the Effective Date and to have the same continued, prosecuted and enforced by or against the Resulting Company to the exclusion of the Demerged Company. Both companies shall make relevant applications in that behalf.

7.5	Any refund or tax credit under the Income Tax Act, 1961 due to the Demerged Company, which is pertaining to the business of the Demerged Undertaking consequent to the assessment made on the Demerged Company, and for which no credit is taken in the accounts as on the date immediately preceding the Appointed Date, shall also belong to and be received or credit availed, as the case may be, by the Resulting Company.

Section 2 – Conduct of Business

8.	With effect from the Appointed Date and up to and including the Effective Date:

(i)	the Demerged Company shall be carrying on and be deemed to have been carrying on all business and activities relating to the Demerged Undertaking and shall hold and stand possessed of and shall be deemed to hold and stand possessed of all the estates, assets, rights, title, interest, authorities, contracts, investments and strategic decisions of the Demerged Undertaking for and on account of, and in trust for, the Resulting Company;

(ii)	all profits and income accruing or arising to the Demerged Company from the Demerged Undertaking, and losses and expenditure arising or incurred by it [including taxes (including advance tax), if any, accruing or paid in relation to any profits or income] relating to the Demerged Undertaking for the period commencing from the Appointed Date shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure, as the case may be, of the Resulting Company. It is clarified that the profits and income from the investments of the Demerged Undertaking (including income in the nature of interest, dividend or capital gains, if any) shall be deemed to accrue or arise to the Resultant Company in the same proportion that the cash and cash equivalents (including units of mutual funds, market instruments and other securities) belonging to the Demerged Undertaking bear to the aggregate of investments by the Demerged Company yielding such income (such proportionate profit and income attributable to the Resulting Company being the “Attributable Income”). For this purpose, the Attributable Income shall be determined by the Demerged Company as per generally accepted accounting methodology, and added to the cash surpluses of the Demerged Undertaking at the end of every quarter; and

(iii)	any of the rights, powers, authorities, privileges, attached, related or pertaining to the Demerged Undertaking exercised by the Demerged Company shall be deemed to have been exercised by the Demerged Company for and on behalf of, and in trust for and as an agent of the Resulting Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Demerged Undertaking that have been undertaken or discharged by the Demerged Company shall be deemed to have been undertaken for and on behalf of and as an agent for the Resulting Company and the Resulting Company shall undertake to meet discharge and satisfy the same.

Without prejudice to the generality of the above, in the case of movable assets being book debts set out in Schedule I, the same shall in the first instance be realized by the Demerged Company in its hand and shall thereafter be paid by the Demerged Company to the Resulting Company and this arrangement shall operate even after the Effective Date so long as it is necessary.

Section 3 – Remaining Business

9.	The Remaining Business and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by the Demerged Company, subject only to provisions of this Scheme in relation to Encumbrances in favour of banks, financial institutions and trustees for the debenture-holders and lenders.

10.	All legal, taxation or other proceedings (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be instituted at any time thereafter, and in each case relating to the Remaining Business (including those relating to any property, right, power, liability, obligation or duties of the Demerged Company in respect of the Remaining Business) shall be continued and enforced by or against the Demerged Company after the Effective Date. The Resulting Company shall in no event be responsible or liable in relation to any such legal, taxation or other proceedings against the Demerged Company. If proceedings are taken against the Resulting Company in respect of the matters referred to as aforesaid, it shall defend the same in accordance with the advice of the Demerged Company and at the cost of the Demerged Company, and the latter shall reimburse and indemnify the Resulting Company against all liabilities and obligations incurred by the Resulting Company in respect thereof.

11.	With effect from the Appointed Date and up to and including the Effective Date:

(i)	the Demerged Company shall carry on and be deemed to have been carrying on all business and activities relating to the Remaining Business for and on its own behalf;

(ii)	all profits accruing to the Demerged Company thereon or losses arising or incurred by it [including the effect of taxes (including advance taxes paid), if any, thereon) relating to the Remaining Business shall, for all purposes, be treated as the profits or losses, as the case may be, of the Demerged Company;

(iii)	all assets and properties acquired and all liabilities incurred by the Demerged Company in relation to the Remaining Business on and after the Appointed Date shall belong to and continue to remain vested in the Demerged Company; and

(iv)	all assets acquired and all liabilities incurred by the Demerged Company after the Appointed Date but prior to the Effective Date for operation of and in relation to the Demerged Undertaking shall also without any further act, instrument or deed stand transferred to and vested in or to be deemed to have been transferred to or vested in the Resulting Company upon the coming into effect of the Scheme, subject to the provisions of this Scheme in relation to Encumbrances in favour of lenders, banks and/or financial institutions and trustees for the debenture-holders.

PART III – ISSUANCE AND ALLOTMENT OF SECURITIES BY THE RESULTING COMPANY AND SHARE EXCHANGE

12.	The provisions of this Part III of this Scheme shall operate notwithstanding anything to the contrary in this Scheme or in any other instrument, deed or writing.

13.	In consideration of the transfer and vesting of the Demerged Undertaking in the Resulting Company in accordance with the provisions of this Scheme and as an integral part of this Scheme, the share capital and the reserves of the Resulting Company, Trademark Company and the Demerged Company shall be restructured and re-organised in the manner set out in this Part III and Clause 19 in Part IV. No additional consideration other than the issuance of the Securities pursuant to Clause 14 shall be payable or deemed as having been paid to the Trademark Company, the Demerged Company or its shareholders in respect of the transfer and vesting of the Demerged Undertaking (including Intellectual Property) owned by the Trademark Company.

14.	ISSUANCE AND ALLOTMENT OF SECURITIES

14.1

In consideration of the Demerger, including the transfer and vesting of the Demerged Undertaking in the Resulting Company pursuant to this Scheme, the Resulting Company shall issue and allot to each member of the Demerged Company whose name is recorded in the register of members and records of the depositary as members of the Demerged Company on the Record Date (the “Eligible Members”), for every 5 (five) Demerged Company Equity Shares held by an Eligible Member [other than the Custodian (in respect of the Demerged Company Equity Share underlying the ADRs) and Eligible Members who are non-residents], at the election of such Eligible Member by way of delivering the Election and Exchange Notice in accordance with Clause 16.2 and subject to the Share Exchange, either:

(i)	1 (one) Resulting Company Equity Share i.e. fully paid-up Equity Share of the Resulting Company of Rs. 10/- (Rupees Ten) each, which shall be exchangeable in the manner set out in Clause 15; or

(ii)	1 (one) fully paid-up 7% Redeemable Preference Share in the Resulting Company (the “Redeemable Preference Share”), which shall (a) have a face value of Rs. 50/- (Rupees Fifty only), (b) be redeemable at Rs. 235.20 (Rupees Two Hundred Thirty Five and Paise Twenty only) after 12 (twelve) months from the date of allotment of the Redeemable Preference Share, (c) bear dividend at the rate of 7% per annum determined from the date of allotment of the Redeemable Preference Share on the face value of the Redeemable Preference Share, and (d) have a preferential right to receive their redemption value in precedence to holders of equity shares during a winding up or repayment of capital.

The aforesaid ratio for the issue of Equity Share and Redeemable Preference Share by the Resulting Company against the equity shares held in the Demerged Company has been arrived at based on the recommendations made in the valuation report jointly issued by NM Raiji & Co, Chartered Accountants and Deloitte Touche Tohmatsu India Private Limited and supported by fairness opinions issued by JM Financial Institutional Securities Private Limited and Citigroup Global Markets India Private Limited.

14.2	Notwithstanding anything set out in Clause 14.1, in light of provisions of applicable law which does not permit the issuance of Redeemable Preference Shares to non-residents (including the Custodian):

(i)	Eligible Members who are non-residents shall, subject to the Share Exchange, for every 5 (five) Demerged Company Equity Shares held by them, be issued and allotted 1 (one) Resulting Company Equity Share in consideration of the Demerger, whereby the Demerged Undertaking is transferred and vesting in the Resulting Company pursuant to this Scheme; and

(ii)	The Custodian (in respect of the Demerged Company Equity Shares underlying the ADRs) shall for every 5 (five) Demerged Company Equity Shares held by them, be issued and allotted 1 (one) Resulting Company Equity Share in consideration of the Demerger, whereby the Demerged Undertaking is transferred and vesting in the Resulting Company pursuant to this Scheme. All such Resulting Company Equity Shares issued and allotted to the Custodian as aforesaid shall compulsorily be exchanged for Demerged Company Equity Shares pursuant to Clause 15.

14.3	Upon the Scheme becoming effective, the issued, subscribed and paid up share capital of the Resulting Company shall stand suitably increased consequent upon the issuance of the Securities pursuant to this Clause 14. It is clarified that no separate resolution of the shareholders of the Resulting Company, including under Section 81(1A) of the Act, shall be required to be passed for issue of the Securities under this Scheme, and upon the shareholders of the Resulting Company approving this Scheme, it shall be deemed that they have given their consent to the issue of the Securities to the Eligible Members pursuant to this Clause 14.

14.4	The Securities shall be fully-paid up and free of all liens, charges and Encumbrances, and shall be freely transferable in accordance with the Articles of Association of the Resulting Company.

14.5	The Securities issued to the members of the Demerged Company by the Resulting Company pursuant to this Clause 14 shall be issued in dematerialized form by the Resulting Company, unless otherwise notified in writing by the shareholders of the Demerged Company to the Resulting Company on or before such date as may be determined by the Board of Directors of the Demerged Company or a committee thereof. In the event that such notice has not been received by the Resulting Company in respect of any of the members of the Demerged Company, the Securities shall be issued to such members in dematerialised form provided that the members of the Demerged Company shall be required to have an account with a depositary participant and shall be required to provide details thereof and such other confirmations as may be required. It is only thereupon that the Resulting Company shall issue and directly credit the dematerialized Securities to the account of such member. In the event that the Resulting Company has received notice from any member that Securities are to be issued in physical form or if any member has not provided the requisite details relating to his/her /its account with a depositary participant or other confirmations as may be required, then the Resulting Company shall issue Securities in physical form to such member.

14.6

The Securities to be issued by the Resulting Company pursuant to this Clause 14 in respect of such of the Demerged Company Equity Shares which are held in abeyance under the provisions of Section 206A of the Act or otherwise, or any Demerged Company Equity Shares to be exchanged pursuant to the Share Exchange in respect of such shares, shall, pending allotment or settlement of dispute by order of Court or otherwise, also be kept in abeyance by the Resulting Company or by the Special Trust as the case may be. In the event of any dispute in relation to the ownership of any Demerged Company Equity Shares, Resulting Company Equity Shares shall be issued and allotted in respect of such shares (pursuant to this Clause 14), followed by a Share Exchange of such Resulting

Company Equity Shares for Demerged Company Equity Shares (in accordance with Clause 15), which shares (together with any fractional entitlements) shall be held in trust by the Special Trust for and on behalf of the holder of the Demerged Company Equity Shares pending settlement of dispute by order of Court or otherwise.

14.7	In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Demerged Company, the Board of Directors of the Demerged Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer in the Demerged Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor of the share in the Resulting Company and in relation to the Securities issued by the Resulting Company after the effectiveness of the Scheme. The Board of Directors of the Demerged Company shall be empowered to remove such difficulties as may arise in the course of implementation of this Scheme and registration of new members in the Resulting Company on account of difficulties faced in the transaction period.

14.8	The Securities issued pursuant to this Scheme may not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and the Resulting Company may elect, in its sole discretion, to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof or any other exemption that the Resulting Company may elect to rely upon. In the event the Resulting Company elects to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof, the sanction of the High Court to this Scheme will be relied upon for the purpose of qualifying the issuance and distribution of the Securities for such an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof.

14.9	The Securities shall not be listed on any stock exchange.

15.	SHARE EXCHANGE

15.1	The Eligible Members other than the Custodian who are allotted or to be allotted Resulting Company Equity Shares pursuant to Clause 14.1 and 14.2(i) shall be entitled to exchange every 1.65 (one and sixty five hundredths ) such Resulting Company Equity Shares for 1 (one) Demerged Company Equity Share held by the Special Trust (the “Exchange Right”, and such exchange, the “Share Exchange”). The Exchange Right shall be exercisable by an Eligible Member (other than the Custodian) in respect of all (and not less than all) the Resulting Company Equity Shares allotted to them pursuant to Clause 14.1 and 14.2(i) by way of delivering the Election and Exchange Notice in accordance with Clause 16.2. The aforesaid ratio for the Share Exchange has been arrived at based on the recommendations made in the valuation report jointly issued by NM Raiji & Co,

Chartered Accountants and Deloitte Touche Tohmatsu India Private Limited and supported by fairness opinions issued by JM Financial Institutional Securities Private Limited and Citigroup Global Markets India Private Limited.

15.2	Notwithstanding anything set out in Clause 15.1, every 1.65 (one and sixty five hundredths) Resulting Company Equity Shares allotted to the Custodian pursuant to Clause 14.2 shall compulsorily be exchanged for 1 (one) Demerged Company Equity Share held by the Special Trust, and the Share Exchange shall be effected in respect of the Resulting Company Equity Shares so allotted to the Custodian pursuant to Clause 14.2(ii) in accordance with Clause 16.

15.3	In respect of Eligible Members who are non-residents (including the Custodian), the Share Exchange will be subject to the approval of the Foreign Investment Promotion Board and the Reserve Bank of India and such other approvals as may be required and subject to such declarations and undertakings as may be required by other Governmental Authorities under applicable Laws. The Demerged Company and the Resulting Company will apply for the requisite approvals in this regard. The Share Exchange for non-resident Eligible Members will be subject to and made in compliance with such terms and conditions as may be prescribed by the relevant Governmental Authority. If all requisite approvals in respect of the Share Exchange for the non-resident Eligible Members have not been received as on the Effective Date or such later date as the Board of Directors of the Demerged Company and the Resulting Company may jointly determine, the Share Exchange in respect of such non-resident Eligible Members shall not be effected, and they shall, notwithstanding anything to the contrary set out in the Scheme, retain Resulting Company Equity Shares.

15.4	Any allotment of Securities or Share Exchange carried out pursuant to this Scheme shall not be prejudicial or deemed to be prejudicial on account of any variance in the trading price of the Demerged Company Equity Shares between the Effective Date and the date of completion of the Share Exchange.

16.	ELECTION AND EXCHANGE PROCEDURE

16.1	The Demerged Company shall approach the Stock Exchanges within a period of 2 (two) business days from the Effective Date to ascertain the Record Date and the Eligible Members.

16.2	Within 7 (seven) business days from the Record Date, or such other date as may be required by the Stock Exchanges, the Demerged Company shall dispatch the format of a notice (the “Election and Exchange Notice”) to each Eligible Member (other than the Custodian), which shall allow such Eligible Member the following options, and contain or require the furnishing of such other information as may be necessary to give effect to such options:

(i)	In respect of Resident Eligible Members (other than the Custodian):

(a)	issuance and allotment of Redeemable Preference Shares (as consideration pursuant to Clause 14.1); or

(b)	issuance and allotment of Resulting Company Equity Shares (as consideration pursuant to Clause 14.1); or

(c)	issuance and allotment of Resulting Company Equity Shares (as consideration pursuant to Clause 14.1) followed by a Share Exchange of such Resulting Company Equity Shares for Demerged Company Equity Shares.

(ii)	In respect of non-resident Eligible Members:

(a)	issuance and allotment of Resulting Company Equity Shares (as consideration pursuant to Clause 14.2(i)); or

(b)	issuance and allotment of Resulting Company Equity Shares (as consideration pursuant to Clause 14.2(i) followed by a Share Exchange of such Resulting Company Equity Shares for Demerged Company Equity Shares, subject to the receipt of the approvals set out in Clause 15.3.

16.3	Each Eligible Member (other than the Custodian) shall be required to submit the duly completed Election and Exchange Notice to the Demerged Company on or prior to the expiry of 15 (fifteen) business days from the dispatch of the Election and Exchange Notice, or such other date as may be required by the Stock Exchanges (the “Election Period”).

16.4	If any Eligible Member has not submitted the duly completed Election and Exchange Notice to the Demerged Company prior to the expiry of the Election Period or has not provided requisite details as may be required in relation to the option or where such Election and Exchange Notice has not been received by Demerged Company or its registrars or the ownership of the Demerged Company Equity Shares is in dispute (as set out in Clause 14.6), then the default option shall be the issuance and allotment of Resulting Company Equity Shares (as consideration pursuant to Clause 14) followed by a Share Exchange of such Resulting Company Equity Shares for Demerged Company Equity Shares(as set out in Clause 16.2(i)(c) or 16.2(ii)(b), as the case may be) and such Eligible Member shall be deemed to have elected to avail of such default option.

16.5

To give effect to the Share Exchange, the Promoter shall, within 7 (seven) business days of the expiry of the Election Period, or such other date as may be decided in consultation with Stock Exchanges, transfer such number of Demerged Company Equity Shares held by the Promoter as are required to be transferred to the Eligible Members who have elected or deemed to have availed of the Share Exchange pursuant to Clause 16.2(i)(c) or 16.2(ii)(b), as the case may be) (the “Exchange Eligible Members”) and the Custodian pursuant to Clause 15.2 to a dematerialized escrow account held by a trust having the Exchange Eligible Members and the Custodian as its beneficiaries (the “Special Trust”, and such escrow account, the “Exchange Escrow Account”). The Promoter shall not be entitled to exercise any voting rights in respect of the shares so transferred for as long as they are comprised in the Special Trust.

16.6	Within 7 (seven) business days of the expiry of the Election Period, or such other date as may be required by the Stock Exchanges, the Resulting Company shall, subject to the authorized share capital having been increased to permit such issuance, issue and allot (the date of issuance and allotment, the “Allotment Date”):

(i)	Redeemable Preference Shares to the Eligible Members who have opted for the Redeemable Preference Shares pursuant to Clause 16.2(i)(a);

(ii)	Resulting Company Equity Shares to the Eligible Members who have opted for Resulting Company Equity Shares pursuant to Clause 16.2(i)(b) or 16.2(ii)(a)(as the case may be); and

(iii)	Resulting Company Equity Shares to the Special Trust (for and on behalf of Exchange Eligible Members and the Custodian) by crediting such Resulting Company Equity Shares to the Exchange Escrow Account, in respect of the Exchange Eligible Members and the Custodian, in each case in accordance with the ratio for the issuance and allotment as set out in Clauses 14.1 and 14.2.

16.7	Within 5 (five) business days of the Allotment Date, or such other date as may be required by the Stock Exchanges, the Share Exchange shall be effected in respect of the Exchange Eligible Members and the Custodian, and the exchange of shares shall be effected by way of:

(i)	the transfer of the Demerged Company Equity Shares held by the Special Trust in the Exchange Escrow Account to the relevant Exchange Eligible Member or Custodian in the ratio mentioned in Clauses 15.1 and 15.2 (subject to the reduction mentioned in Clause 16.10) in respect of the Resulting Company Equity Shares attributable to such Exchange Eligible Member or Custodian allotted to the Special Trust pursuant to Clause 16.6(iii); and

(ii)	the transfer of the Resulting Company Equity Shares held by the Special Trust in the Exchange Escrow Account to a dematerialized account designated by the Promoter in the ratio mentioned in Clauses 15.1 and 15.2.

16.8	If the Demerged Company Equity Shares held by any Eligible Member (other than the Exchange Eligible Members and the Custodian, whose fractional entitlements will be dealt with in the manner set out in Clause 16.9) as on the Record Date is such that the Eligible Member becomes entitled to a fraction of a Resulting Company Equity Share or Redeemable Preference Share pursuant to Clause 14.1, the Resulting Company may, at its absolute discretion, decide to take any or a combination of the following actions through the Special Trust:

(i)	consolidate such fractional entitlements to the Securities and exchange the Securities for Demerged Company Equity Shares at the ratio set out in Clause 15.1, sell such Demerged Company Equity Shares in the Stock Exchanges at market price and distribute the net sale proceeds (after deduction of applicable taxes and other expenses incurred) to the Eligible Members entitled to them in proportion to their fractional entitlements; or

(ii)	deal with such fractional entitlements in such other manner as it may deem to be in the best interests of the Eligible Members.

16.9	If the Demerged Company Equity Shares held by any Exchange Eligible Member or the Custodian as on the Record Date is such that the Exchange Eligible Member or the Custodian becomes entitled to a fraction of a Demerged Company Equity Share pursuant to the Share Exchange, the Special Trust may, at its absolute discretion, decide to take any or a combination of the following actions:

(i)	consolidate such fractional entitlements to the Demerged Company Equity Shares and sell Demerged Company Equity Shares in the Stock Exchanges at market price and distribute the net sale proceeds (after deduction of applicable taxes and other expenses incurred) to the Exchange Eligible Members or Custodian in proportion to their fractional entitlements; or

(ii)	deal with such fractional entitlements in such other manner as it may deem to be in the best interests of the Exchange Eligible Members or Custodian.

16.10	The Special Trust shall pay all expenses arising on or in connection with the Share Exchange including any stamp duty, capital duty or other taxes and levies. The Special Trust may retain Demerged Company Equity Shares to meet any tax withholding obligations arising on account of the Share Exchange, and the number of Demerged Company Equity Shares to be transferred to the relevant Exchange Eligible Member or Custodian pursuant to Clause 16.7(i) shall stand reduced to such extent. Any balance monies lying to the credit of the bank account linked to the Exchange Escrow Account shall be used for the expenses in dissolving the Special Trust after the completion of the Share Exchange process.

16.11	Notwithstanding anything set out in this Clause 16 and subject to the approval of the Stock Exchanges, the Demerged Company may dispatch the Election and Exchange Notice to the members of the Demerged Company and complete the processes set out in Clauses 16.6 and 16.7 prior to the Demerged Company Equity Shares commencing trading subsequent to the Record Date for the Demerger, in which event the timelines set out in this Clause 16 shall stand modified accordingly in consultation with the Stock Exchanges.

17.	ADR HOLDERS

17.1	With respect to the Demerged Company Equity Shares transferred to the Custodian by the Special Trust pursuant to the Share Exchange under Clause 15.2 (the “Additional Underlying Shares”), the Demerged Company shall, subject to the receipt of such approvals as may be required and subject to such declarations and undertakings as may be required by any Governmental Authority under applicable Laws, enter into appropriate arrangements with the Custodian and/or the Overseas Depositary for the issuance of additional ADRs representing the Additional Underlying Shares on pro-rata basis to holders of the ADRs (the “Additional ADRs”), in accordance with the deposit agreement entered into between the Demerged Company and the Overseas Depositary (the “Deposit Agreement”).

17.2	The issuance of the Additional ADRs will be subject to obtaining an exemption from the registration requirements of the Securities Act and in compliance with such terms and conditions as may be prescribed by the relevant Governmental Authority. If all requisite approvals and exemptions in respect of the issuance of the Additional ADRs have not been received as on the Effective Date (or such later date as the Board of Directors of the Demerged Company may determine):

(i)	the Overseas Depositary or the Custodian may sell the Additional Underlying Shares in the open market in India and the net sales proceeds (after the deduction of taxes, fees, charges or expenses incurred by the Overseas Depositary, the Custodian or any of its or their agents and/or as set out in the Deposit Agreement)) shall, subject to obtaining an exemption from the registration requirements of the Securities Act and the receipt of any applicable governmental approvals, be distributed to the Custodian for further distribution to the ADR holders in accordance with the terms of the Deposit Agreement; or

(ii)	the Demerged Company and Resulting Company may deal with the entitlements of the holders of the ADRs pursuant to the Demerger in such manner as it may deem to be in the interests of the holders of the ADRs.

17.3	The Additional ADRs and the Additional Underlying Shares may not be registered under the Securities Act and the Demerged Company may elect, in its sole discretion, to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof or any other exemption that the Demerged Company may elect to rely upon. In the event the Demerged Company elects to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof, the sanction of the High Court to this Scheme will be relied upon for the purpose of qualifying the issuance and distribution of the Securities for such an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof.

17.4	The Demerged Company, the Custodian and/or the Overseas Depositary shall enter into such further documents and take such further actions as the Demerged Company may deem to be necessary or appropriate to enable the actions contemplated herein, including, but not limited to, amending the Deposit Agreement and disseminating to existing ADR holders notices, certifications and information containing details of the Scheme.

18.	AMENDMENTS TO THE CHARTER DOCUMENTS OF THE RESULTING COMPANY

18.1	Upon the Scheme coming into effect:

(i)	the Resulting Company shall automatically and without any further act or deed be converted into a public limited company, if not already converted prior to the Effective Date as mentioned in Paragraph B of Part 1, and the restrictions contained in Article 3 of the Articles of Association of the Resulting Company shall, without further act or deed, be deleted;

(ii)	the name of the Resulting Company shall be changed to “Wipro Enterprises Limited” (or such other name approved by the Registrar of companies) pursuant to the provisions of Section 21 of the Act, if not already so re-named prior to the Effective Date as mentioned in Paragraph B of Part 1; and

(iii)	the Resulting Company shall automatically be deemed to be authorized to engage in all activities related to the Diversified Business and the Demerged Undertaking.

18.2	Pursuant to this Scheme, the Resulting Company shall make such applications and file the requisite forms with the Registrar of Companies for the change of name and amendments to its Memorandum and Articles of Association and increase its authorized share capital to enable issue of Resulting Company Equity Shares and Redeemable Preference Shares in terms of the Scheme along with payment of requisite stamp duty and registration fees as may be applicable.

18.3	It is hereby clarified that for the purposes of this Clause 18, the consent of the shareholders to the Scheme shall be deemed to be sufficient for the purposes of effecting the name change and the above amendments and increasing the authorised share capital of the Resulting Company, and no further resolution under Sections 16, 21 or any other applicable provisions of the Act, would be required to be separately passed.

PART IV – GENERAL TERMS AND CONDITIONS

19.	ACCOUNTING TREATMENT

19.1	In the books of the Demerged Company:

Upon the Scheme becoming effective and with effect from the Appointed Date:

(i)	The assets and the liabilities of the Demerged Company relating to the Demerged Undertaking being transferred to the Resulting Company shall be at values appearing in the books of account of the Demerged Company on the close of business on the day immediately preceding the Appointed Date.

(ii)	The difference between the value of assets and value of liabilities transferred pursuant to the Scheme shall be appropriated in the books of the Demerged Company as under:

The securities premium account shall stand reduced by Rs. 2000 Crores (Rupees Two Thousand Crores) by debiting the said account;

The balance in the Profit and Loss account, being the Surplus from the statement of Profit and Loss, shall stand reduced by Rs.403 Crores (Rupees Four and Three Crores) by debiting the said account; and

The general reserves shall be debited and thereby stand reduced by the balance amount, if any [being the difference between the net value of assets less liabilities (after debiting to the securities premium account and the balance in Profit and Loss account as aforesaid)].

(iii)	The reduction, if any, in the share premium account and reserves and surplus of the Demerged Company shall be effected as an integral part of the Scheme in accordance with the provisions of Section 78 and Section 80, Sections 100 to 103 and any other applicable provisions of the Act and the Orders of the High Court sanctioning the Scheme shall be deemed to be also the Orders under Section 102 of the Act for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of the unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable. Notwithstanding the reduction of capital, if any, of the Demerged Company, the Demerged Company shall not be required to add “And Reduced” as suffix to its name.

19.2	In the books of the Resulting Company:

Upon the Scheme becoming effective and with effect from the Appointed Date:

(i)	The Resulting Company shall record the assets and liabilities of the Demerged Undertaking vested in it pursuant to this Scheme at their respective book values as appearing in the books of the Demerged Company;

(ii)	The Resulting Company shall credit its share capital account with the aggregate face value of the Securities issued to the shareholders of the Demerged Company pursuant to Clause 14 of the Scheme.

(iii)	The surplus of the (a) the value of assets over (b) the value of liabilities transferred pursuant to the Scheme as reduced by the share capital account in lieu of Resulting Company Equity Shares and Redeemable Preference Shares shall be accounted in the following manner:

The securities premium account, being the corresponding amount reduced in the Demerged Company, shall be credited with Rs.2000 Crores (Rupees Two Thousand Crores); and

The general reserves shall be credited and thereby stand increased by the balance amount, if any, [being the difference between the net value of assets less liabilities (after crediting to the share capital account and the securities premium account as aforesaid)]. This general reserve shall be a free reserve and be eligible for distribution as dividend, redemption of preference shares, issue of bonus shares, etc.

19.3	In the books of the Trademark Company:

Upon the Scheme becoming effective and with effect from the Appointed Date:

(i)	The assets by way of Intellectual Property relating to the Demerged Undertaking being transferred to the Resulting Company shall be at values appearing in the books of accounts of the Trademark Company on the close of business on the day immediately preceding the Appointed Date;

(ii)	The reduction, if any, in the share premium account and reserves of the Trademark Company shall be effected as an integral part of the Scheme in accordance with the provisions of Section 78 and Section 80, Sections 100 to 103 and any other applicable provisions of the Act and the Orders of the High Court sanctioning the Scheme shall be deemed to be also the Orders under Section 102 of the Act for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of the unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable. Notwithstanding the reduction of capital, if any, of the Trademark Company, the Demerged Company shall not be required to add “And Reduced” as suffix to its name; and

(iii)	The Securities Premium Account as at the Appointed Date shall be debited for an amount equal to the value of the Intellectual Property transferred to the Resulting Company under this Scheme and appearing the balance sheet as at the Appointed Date. If there is any inadequacy in the Securities Premium Account, the deficit, shall be reduced from the General Reserves.

20.	TAXES

All taxes (including income tax, sales tax, excise duty, custom duty, service tax, value added tax, etc.) paid or payable by the Demerged Company in respect of the operations and/or the profits of the Demerged Undertaking before the Appointed Date, shall be on account of the Demerged Company and, insofar as it relates to the tax payment (including, without limitation, income tax, sales tax, excise duty, custom duty, service tax, value added tax, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Demerged Company in respect of the profits or activities or operation of the Demerged Undertaking after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Resulting Company and shall, in all proceedings, be dealt with accordingly.

21.	NON-COMPETE

21.1	On and from the Effective Date until 10 (ten) years from the Effective Date, the Demerged Company shall not, except with the express prior written consent of the Resulting Company, engage in, or be connected as a controlling shareholder with any company which engages in, any activities that are in competition to the Diversified Business.

21.2	On and from the Effective Date until 10 (ten) years from the Effective Date, the Resulting Company shall not, except with the express prior written consent of the Demerged Company, engage in, or be connected as a controlling shareholder with any company which engages in, activities that are in competition to the IT Business.

22.	APPLICATIONS

The Demerged Company, the Resulting Company and the Trademark Company shall make necessary applications before the High Court of Karnataka for the sanction of this Scheme of Arrangement under Sections 391 to 394 read with Sections 78, 100 to 103 of the Act. Any further approval under the Act arising from the Scheme shall be deemed to have been granted, without any application, for any transaction among the Demerged Company, Trademark Company and the Resulting Company and/or its Directors.

23.	CONDITIONALITY OF THE SCHEME

23.1	This Scheme is conditional upon and subject to:

(i)	the Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Demerged Company, the Resulting Company and the Trademark Company as required under the Act and the requisite orders of the High Court of Karnataka, Bangalore being obtained;

(ii)	approval of SEBI, to the satisfaction of the Board of Directors of the Demerged Company, to procuring compliance with the minimum public shareholding requirement of 25% (twenty five per cent) under Rule 19(2)(b) of the Securities Contract (Regulation) Rules, 1957 by way of this Scheme, pursuant to the application made by the Demerged Company to SEBI in this regard;

(iii)	approval of the Foreign Investment Promotion Board, the Reserve Bank of India and such other approvals as may be required from other Governmental Authorities under applicable Laws for the Share Exchange in respect of Eligible Members who are non-residents, pursuant to Clause 15.3;

(iv)	such other sanctions and approvals as may be required by law in respect of this Scheme being obtained, including approvals from the Stock Exchanges in respect of the transactions contemplated herein; and

(v)	the certified copies of the court orders referred to in this Scheme being filed with the Registrar of Companies, Karnataka.

23.2	In the event of this Scheme failing to take effect by December 31, 2013 or such later date as may be agreed by the respective Boards of Directors, this Scheme shall stand revoked, cancelled and be of no effect and become null and void, and in that event, no rights and liabilities shall accrue to or be incurred inter se between the parties or their shareholders or creditors or employees or any other person. In such case, the Demerged Company and the Resulting Company shall bear its own costs and expenses or as may be otherwise mutually agreed.

24.	DIVIDENDS

24.1	The Demerged Company and the Resulting Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period prior to the Effective Date as applicable.

24.2	The Resulting Company Equity Shares to be issued and allotted to the Eligible Members as provided in Clause 14 shall rank pari passu in all respects with existing equity shares of the Resulting Company, save and except in relation to dividends to which they will be entitled from the Appointed Date. The holders of the Demerged Company Equity Shares and the Resulting Company Equity Shares shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

24.3	It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any member of the Demerged Company and/or the Resulting Company to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the boards of directors of the Demerged Company and the Resulting Company respectively, and subject to the approval, if required, of the shareholders of the Demerged Company and the Resulting Company respectively.

25.	MODIFICATIONS TO SCHEME

The Demerged Company (by its Board of Directors), the Resulting Company (by its Board of Directors), and the Trademark Company (by its Board of Directors) may, in their full and absolute discretion, assent to any alteration or modification to this Scheme which either the Boards of Directors of the Demerged Company or the Resulting Company or the Trademark Company, as the case may be, deem fit, or which the Court and/or any other Authority may deem fit to approve or impose.

26.	FURTHER ACTIONS AND REMOVAL OF DIFFICULTIES

26.1	Without prejudice to the other provisions of this Scheme and notwithstanding the fact that the vesting of the Demerged Undertaking occurs by virtue of this Scheme itself, the Demerged Company, the Resulting Company and the Trademark Company may, at any time after the coming into effect of the Scheme, in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or tripartite arrangements with any party to any contract or arrangement to which the Demerged Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme, including to ensure that such assets and properties which comprise a part of the Demerged Undertaking but which are not specifically enumerated in the schedules hereto are transferred to and shall vest in the Resulting Company. The Demerged Company will, if necessary, also be a party to the above. The Resulting Company shall, under the provisions of this Scheme, be deemed to be authorized to execute any such writings on behalf of the Demerged Company and to carry out or perform all such formalities or compliances referred to above on the part of the Demerged Company to be carried out or performed.

26.2

If any assets (or estate, claims, rights, title, interest in or authorities relating to such assets) or any contracts, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in relation to the Demerged Undertaking which the Demerged Company owns or to which the Demerged Company is a party to, cannot be transferred to the Resulting Company for any reason whatsoever, the Demerged Company shall hold such assets, contracts, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in trust for the benefit of the Resulting Company, insofar as it is permissible so to do, till such time as the transfer is effected.

26.3	The Demerged Company (by its Board of Directors) and the Resulting Company (by its Board of Directors), and the Trademark Company (by its Board of Directors) may give such directions as they may consider necessary to settle any question or difficulty arising under the Scheme or in regard to and of the meaning or interpretation of the Scheme or implementation hereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture- holders of the respective companies), or to review the position relating to the satisfaction of various conditions to the Scheme and if necessary, to waive any of those (to the extent permissible under law).

26.4	Any issue as to whether any asset, liability, employee or litigation pertains to the Demerged Undertaking or not shall be decided by the Boards of Directors of the Demerged Company and the Resulting Company, and Trademark Company on the basis of evidence that they may deem relevant for the purpose (including the books and records of the Demerged Company).

27.	SEVERABILITY

If any part of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Demerged Company and the Resulting Company, affect the validity or implementation of the other parts and/or provisions of this Scheme.

28.	COSTS

Upon the sanction of this Scheme by the High Court, all costs (including but not limited to bankers’ fees, valuers’ fees, legal counsel fees, merchant bankers’ fees, stamp duty, registration charges, etc.) in relation to the Demerger shall be borne by the Resulting Company, whether such costs are incurred prior to or after the Effective Date.

Schedule I

Assets of the Demerged Undertaking

Statement of Assets pertaining to the Demerged Undertaking as at March 31, 2012 (Closing book values)

	Particulars			(Rupees in Millions)

A	Non-Current Assets
1.	Fixed Assets

	a)	Tangible Movable Assets		4,612
	-	(Property, Plant & Equipment, Furniture & Fixtures, Vehicles and Capital Work-in-Progress)

	b)	Intangible Assets and goodwill		1,184

	Total Fixed Assets				5,796
2.	Investments
	a)	Investment in unquoted equity instruments	Business carried on
		(Subsidiaries and Joint Venture)
	i)	Wipro Consumer Care Limited	Consumer Care Products	1
	ii)	Wipro Chandrika Limited	Consumer Care Products	7
	iii)	Vignani Solutions Private Limited	Lighting	1
	iv)	Cygnus Negri Investments Private Limited	Commercial use of property	20
		[Book value relatable to the Demerged Undertaking (Wholly-owned subsidiary of the Trademark Company and re-positioned since as wholly-owned subsidiary of the Demerged Company)]
	v)	Wipro GE Healthcare Private Limited (Joint Venture with General Electric Company , USA)	Medical Equipment and related Services	227
	vi)	WMNETSERV Limited, Cyprus		83

	vii)	Wipro Cyprus Private Limited, Cyprus [Per list below]			16,268
		[Book value relatable to the Demerged Undertaking, comprising following step-down subsidiaries]
		- Wipro Infrastructure Engineering AB, Sweden	Infrastructure Engineering	3,257
		- Wipro Singapore PTE Limited, Singapore [Unza]	Consumer Care Products	10,653
		- Wipro Yardley FZE, Dubai	Consumer Care Products	1,858
		- RKM Equipamentos Hidraulicos Ltda, Brazil through Wipro Information Technology Netherlands BV, Netherlands	Infrastructure Engineering	500
		- Yardley of London Limited, London	Consumer Care Products	—

				16,268

	viii)	Wipro Infrastructure Engineering Machinery (Changzhou) Company Limited, China	Infrastructure Engineering		483
	b)	Investment in unquoted preference shares

		- Wipro Finance Private Limited	Finance		—

	Total Investments					17,090
3.	Long term loans and advances					1,081

4.	Other non-current assets					32
B	Current assets
	a)	Inventories				5,002
	b)	Trade receivables (Book debts)				4,270
	c)	Short-term loans and advances				1,119

	d)	Other current assets				4
	e)	Cash, bank balances and current investments identified to be part of the Demerged Undertaking				14,922

	Total Assets					49,316

Schedule II

Liabilities the Demerged Undertaking

Particulars	(Rupees in Millions)

Non-current liabilities
Long term borrowings	37
(Interest free loan from State Government)
Deferred tax liabilities	455
Other long term liabilities	48
Long term provisions	198

Total Non-current liabilities		738

Current liabilities
Short term borrowings	87
Trade payables	5,423
Other current liabilities	769

Total Current liabilities		6,279

Total Liabilities		7,017

Schedule III

Intellectual Property (including but not limited to)

Part A

Intellectual Property owned by the Demerged Company for use by both the Remaining Business and the Diversified Business

Sl.No.	Trade Mark	Country
1	Rainbow Flower logo	India
2	Rainbow Flower logo	India
3	Rainbow Flower logo	India
4	WIPRO	United Kingdom
5	Rainbow Flower logo	European Community
6	Rainbow Flower logo	United Kingdom
7	Rainbow Flower logo	Belarus
8	Rainbow Flower logo	European Community
9	Rainbow Flower logo	Georgia
10	Rainbow Flower logo	Russian Federation
11	Rainbow Flower logo	Ukraine
12	Rainbow Flower logo	USA

Part B

Intellectual Property owned by the Demerged Company and used exclusively by the Diversified Business

Sl.No.	Description	Country
1	WIPRO BABYSOFT Label	India
2	Santoor beauty Talc	India
3	Wipro babysoft	India
4	Wipro baby soft	India
5	PURE & NATURAL	India
6	Wipro babysoft	India
7	WIPRO BABY SOFT	India
8	Wipro babysoft	India
9	Wipro baby soft	India
10	Wipro baby soft	India
11	Wipro baby soft	India
12	Santoor Label	India
13	Paragon opal	India
14	Wipro baby soft	India
15	Wipro baby soft	India
16	Wipro baby soft	India
17	Wipro baby soft	India
18	Wipro pure&Natural	India
19	Pure Natural	India
20	Pure Natural	India
21	Ripple	India
22	Santoor (Stylised)	India
23	Santoor (Stylised)	India
24	Santoor (Stylised)	India
25	MILK AND ROSES	India
26	EVER SOFT	India
27	APSARA	India
28	AYURIKA	India
29	GUIDE	India
30	LEHER	India
31	MEHFIL	India
32	MILIA	India
33	MILK & ROSES (label)	India
34	MILK & ROSES.	India

35	RABIT LOGO	India
36	RALAK	India
37	RALAK	India
38	RALAK	India
39	SANTOOR	India
40	SANTOOR	India
41	SANTOOR SILK	India
42	SENTRY	India
43	UMPIRE	India
44	WIPRO JASMINE SOAP	India
45	WIPRO SHIKAKAI	India
46	VIBRANT	India
47	EMPOWERING GREEN WORLD (logo)	India
48	NITESAFE	India
49	SANTOOR BABY TOUCH	India
50	Sunflower brand vegetable oil label	India
51	SANTOOR SILK	India
52	SANTOOR SOFT SILK	India
53	MELIYA	India
54	MILK & ROSES	India
55	GLAM	India
56	BANJARA’S	India
57	GOLDEN BAKE	India
58	KALA PANCHI	India
59	KALI CHIDIA	India
60	BLACK BIRD	India
61	MANASI	India
62	WIPRO BABY SOFT	India
63	AARAMBA	India
64	Alivio	India
65	MEDIC	India
66	B-FREE	India
67	DUO	India
68	Glucovita Energen	India
69	Glucovita Glucose-D	India
70	I’M	India
71	KINGSLEY	India
72	LETZTHINK	India
73	MURAL	India

74	PERMAFIT	India
75	RIPPLE	India
76	Logo-Chair (Sit Safe Sit Healthy)	India
77	STARTLINE	India
78	SQUEEZEE	India
79	STATELY	India
80	SANTOOR SILK	India
81	LOGO - SANTOOR BEAUTY TALC	India
82	SANTOOR	India
83	SWOOSH	India
84	TRANSIT	India
85	VIBRANT-COMET	India
86	WIPRYO BABY SOFT	India
87	WIPRYO BABY SOFT	India
88	WIPRYO BABY SOFT	India
89	WIPRYO BABY SOFT	India
90	WIPRYO BABY SOFT	India
91	WIPRYO BABY SOFT	India
92	WIPRYO BABY SOFT	India
93	YUVA WEB	India
94	YUVA FOLD	India
95	ARAMUSK-BOLD	India
96	Black Bird Label	India
97	Black Bird + Device	India
98	Melia	India
99	Supple	India
100	Supple	India
101	Milk & Rose	India
102	Wipro Eversoft	India
103	Banjara	India
104	Wipro Pure N Natural	India
105	Wipro Pure N Clear	India
106	WiproLight	India
107	Wipro Beauty Talc	India
108	Wipro Pure N Natural	India
109	Wipro Lighting	India
110	Melia	India
111	Meliya	India
112	Ripple Opal	India

113	Milia	India
114	Wipro Sanjeevani Honey Squeezy Flow	India
115	Squeezee	India
116	Duo	India
117	Aramusk	India
118	Actiglo	India
119	NOWA	India
120	Golden Hive	India
121	SANTOOR	India
122	PROSPER	India
123	WIPRO BABY SOFT	India
124	WIPRO BABY SOFT	India
125	KRISTO	India
126	SWATIN	India
127	WIPRO SHIKAKAI	India
128	SIDHA	India
129	SIDHA	India
130	Wipro Babysoft	India
131	Bijon	India
132	YUVA	India
133	GRUPTWINT	India
134	VIBRANT MI-SPACE LABEL	India
135	Wipro Softguard	India
136	Wipro pure N Gentle	India
137	Rabit logo	India
138	Milia	India

Design Registrations

Sl.No.	Title	Country
1	COMPOSITE FURNITURE	India
2	FLIP TOP BOX	India
3	CUT-OUT CAP	India
4	FLIP TOP BOX	India
5	CHAIR	India
6	CHAIR	India
7	TABLE	India
8	TABLE	India

9	LIGHTING APPARATUS	India
10	LIGHTING APPARATUS	India
11	WALL MOUNTED LUMINAIRE	India
12	WALL MOUNTED LUMINAIRE	India
13	SUSPENDED LUMINIRE	India
14	SUSPENDED LUMINAIRE	India
15	MODULAR OFFICE FURNITURE	India
16	sCHAIR	India
17	BEAM	India
18	SWITCH COVER	India
19	SUPPORTING ELEMENT	India
20	TABLE	India
21	LIGHT SCREEN	India
22	TABLE	India
23	TABLE	India
24	STORAGE UNIT	India
25	SUPPORTING LEG	India
26	Lighting with fitting	India
27	CHAIR	India
28	LEG FOR MODULAR FURNITURE	India
29	MODULAR FURNITURE CONFIGURATION	India
30	MODULAR FURNITURE CONFIGURATION	India
31	CHAIR	India
32	CONVEX SWITCH	India
33	SINGLE PHASE MOTOR STARTER	India
34	FAN REGULATOR	India
35	MINIATURE CIRCUIT BREAKER	India
36	SOCKET	India
37	PC POWER UNIT	India
38	STYLUS SWITCH	India

39	LUMINAIRE	India
40	LED STREET LIGHT	India
41	CELING LIGHTS	India
42	LED TASK LIGHT	India
43	LED WALL LIGHT	India
44	CEILING POINT	India
45	CHAIR	India
46	CHAIR WITH DESKLET	India
47	COMPACT FLUORESCENT TUBE	India
48	LED STREET LIGHT	India
49	STREET LIGHT	India
50	FLOOD LIGHT	India
51	NON INTEGRAL FLOOD LIGHT	India
52	FLOOD LIGHT	India
53	FLOOD LIGHT	India
54	FLOOD LIGHT	India
55	FLOOD LIGHT	India
56	FLOOD LIGHT	India
57	FLOOD LIGHT	India
58	FLOOD LIGHT	India
59	FLOOD LIGHT	India

Patent Registrations

S1.No.	Title	Country
1	A self-stabilized fortified composition and a process thereof	India

Copyright Registrations

S1.No.	Title	Country
1	Sunflower brand vanaspati label	India

2	Santoor (new pack)	India

PART C

Intellectual Property owned by the Trademark Company, and usage thereof is presently assigned to the Demerged Company and exclusively used by the Diversified Business

S1.No.	Trade Mark	Country
1	WIPRO ASPIRE	India
2	Wipro Fluid Power	India
3	WIPRO PURE N CLEAR	India
4	SMARTLITE	India
5	SANTOOR EVER YOUNG	India
6	WIPRO ACTIVE	India
7	BABY SOFT	India
8	BABY SOFT	India
9	BABY SOFT	India
10	BABY SOFT	India
11	BABY SOFT	India
12	SANTOOR PLUS	India
13	SANTOOR PLUS	India
14	SANTOOR PLUS	India
15	SANTOOR PLUS	India
16	SANTOOR PLUS	India
17	SANTOOR PLUS	India
18	SANTOOR PLUS	India
19	SANTOOR PLUS	India
20	SANTOOR PLUS	India
21	SANTOOR PLUS	India
22	SANTOOR PLUS	India
23	SANTOOR PLUS	India
24	SANTOOR PLUS	India
25	SANTOOR PLUS	India
26	WIPRO BABY SOFT	India
27	WIPRO BABY SOFT	India
28	WIPRO BABY SOFT	India
29	WIPRO BABY SOFT	India
30	WIPRO BABYSOFT	India
31	WIPRO PURE N GENTLE	India
32	WIPRO PURE N CLEAR	India

33	WIPRO PURE N GENTLE	India
34	WIPRO PURE N GENTLE	India
35	WIPRO PURE N NATURAL	India
36	WIPRO PURE N NATURAL	India
37	WIPRO SAFEWASH	India
38	WIPRO SUJEEVAN	India
39	WIPROLITE	India
40	WINTROL	India
41	WIPRO STERLING	India
42	WIPRO GLORY	India
43	EQUALITE	India
44	MILKYLITE	India
45	WIPRO EQUALITE	India
46	WIPRO MILKYLITE	India
47	WIPRO SAFELITE	India
48	WIPRO LONGLITE	India
49	WIPRO SOFTLITE	India
50	Sunflower device-WIPRO	India
51	Sunflower device-Applying Thought	India
52	Sunflower device	India
53	SANTOOR PLUS	India
54	WIPRO GLUCOZIP	India
55	WIPRO SANJEEVANI	India
56	WIPRO SANJEEVANI	India
57	GLUCOZIP	India
58	SANJEEVANI	India
59	WIPRO BABY SOFT COMFY NAPPI PADS	India
60	Sunflower device-WIPRO	India
61	SANTOOR PLUS	India
62	SANTOOR PLUS	India
63	SANTOOR PLUS	India
64	SANTOOR PLUS	India
65	SANTOOR PLUS	India
66	SANTOOR PLUS	India
67	SANTOOR PLUS	India
68	SANTOOR PLUS	India
69	SANTOOR PLUS	India
70	SANTOOR PLUS	India

71	SANTOOR PLUS	India
72	SANTOOR PLUS	India
73	SANTOOR PLUS	India
74	SANTOOR PLUS	India
75	SANTOOR PLUS	India
76	SANTOOR PLUS	India
77	Wipro Babysoft Comfy Diapers	India
78	Safe Wash	India
79	Sujeevan	India
80	Zion	India
81	Wipro Tipping kits	India
82	Santoor plus (word)	India
83	Wipro sampoorna	India
84	Safelite	India
85	WiproDaylite	India
86	Wipro Tipping	India
87	Wipro Fluid	India

Part D

Intellectual Property owned by the Trademark Company, and usage thereof is presently assigned to the Demerged Company and used in both the Diversified Business as well as the Remaining Business

Sl.No.	Trade Mark	Country
1	WIPRO	Guyana
2	WIPRO	USA
3	WIPRO	Korea
4	WIPRO	Russian Federation
5	WIPRO	Ukraine
6	WIPRO	USA
7	Flower logo	Guyana
8	Flower Logo	USA
9	Flower logo	WIPO
10	Human Values Integrity Innovative Solution Value for Money	European Community
11	WIPRO applying thought	European Community
12	WIPRO Applying Thought & Flower Logo	USA
13	WIPRO Applying Thought & Flower Logo	Japan
14	WIPRO APPLYING THOUGHT SIX SIGMA	USA
15	WIPRO & Flower	Belarus
16	WIPRO & Flower	Mexico
17	WIPRO & Flower	Russian Federation

Schedule IV

Promoter and Promoter Group as disclosed under Clause 35 of the Listing Agreement on September 30, 2012

1.	Azim H Premji

2.	Yasmeen A Premji

3.	Rishad Azim Premji

4.	Tariq Azim Premji

5.	Mr Azim H Premji partner representing Hasham Traders

6.	Mr Azim H Premji partner representing Prazim Traders

7.	Mr Azim H Premji partner representing Zash Traders

8.	Regal Investment Trading Company Pvt. Ltd.

9.	Vidya Investment Trading Company Pvt. Ltd.

10.	Napean Trading Investment Company Pvt. Ltd.

11.	Azim Premji Foundation (I) Pvt. Ltd.

12.	Azim Premji Trust

IN THE HON’BLE HIGH COURT OF KARNATAKA AT BANGALORE

ORIGINAL JURISDICTION

IN THE MATTER OF COMPANIES ACT, 1956

AND

IN THE MATTER OF SECTIONS 391 TO 394 READ WITH SECTION 78,100 TO 103 OF

THE COMPANIES ACT, 1956

AND

IN THE MATTER OF WIPRO LIMITED

AND

IN THE MATTER OF SCHEME OF ARRANGEMENT BETWEEN WIPRO LIMITED,

AZIM PREMJI CUSTODIAL SERVICES PRIVATE LIMITED AND WIPRO

TRADEMARKS HOLDING LIMITED AND THEIR RESPECTIVE

SHAREHOLDERS AND CREDITORS

Company Application No. 1470 of 2012

WIPRO LIMITED,
Registered Office:
Doddakannelli, Sarjapur Road,
Bangalore-560 035 … APPLICANT/ DEMERGED COMPANY

FORM OF PROXY

I/We the undersigned, being shareholder of WIPRO Limited, the above named Applicant / Demerged Company hereby appoint Mr./ Mrs.                                         and failing him/her Mr. / Mrs                                          as my/our proxy, to act for me/us at the meeting of shareholders to be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bangalore - 561 229 on December, 28, 2012, Friday at 4.00 P.M. for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme of Arrangement proposed to be made between Wipro Limited (Applicant/Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company) and at such meeting and at any adjournment/adjournments thereof, to vote, for me/us and in my/our name (s)                                          *(here, if for, insert “FOR”, if against, insert “AGAINST’, and in the latter case, strike out the words below after “Scheme of Arrangement”) the said Scheme of Arrangement either with or without modification as my proxy may approve.

* (strike out what is not necessary) dated this    day of     , 2012.

Name(s):

Folio No/ Client ID No:
DP ID No:
No of shares

1.	Proxy must be deposited at the Registered Office of the Applicant Company at Doddakannelli, Saijapur Road, Bangalore-560 035, not later than 48 hours before the meeting.

2.	All alterations made in the form of Proxy must be initialled

3.	In case of multiple proxies, proxy later in time shall be accepted.

Signature with one rupee Revenue Stamp

Regd office: Wipro Limited, Doddakannaelli, Sarjapur Road. Bangalore- 560035. Karnataka, India

Dear Member,

Invitation to attend the Court Convened Extra ordinary General Meeting of Wipro

Limited on December 28, 2012

You are cordially invited to attend the Court convened Extraordinary General Meeting of the members of the company on Friday, December 28, 2012 at 4.00 PM. at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bangalore - 561 229, India,

The notice convening the meeting is attached herewith.

As usual, your company will be providing transport facility at 2.30 p.m. on December 28, 2012 from the specified locations given below in the city to reach the venue.

1.	St. Marks Road, Bangalore (opposite Koshys Restaurant).

2.	Dr. Rajkumar Road, at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore.

3.	Opp. Big Bazaar, Malleswaram Circle, Bangalore.

4.	BDA Complex, Koramangala Main Road, Bangalore.

5.	Jayanagar 4th Block , Opp Jayanagar 4th Block Police Station

Those who wish to avail of this facility are requested to contact over phone at the following numbers:

080-28440011 (Extn. 226109, Extn: 226183, Extn: 226594 and Extn: 226115)

You may also send your requests by fax at 080-28440051 or email to: team- secretarial@wipro.com Your requests must reach us latest by 3.00 PM on December 26, 2012.

Please be available at the above pickup locations five minutes in advance. Buses will leave sharp at 2.30 PM on December 28, 2012 from the respective locations.

Yours truly,

Sd/-
N.Vaghul
Chairman appointed for the meeting

Date: November 28, 2012

P.S: Please bring the envelope along with the notice for attending the meeting.

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore-560 035.

ATTENDANCE SHEET

In the matter of Scheme of Arrangement between Wipro Limited (Applicant/Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company)

I/We hereby record my/our presence at the Court Convened Meeting of the shareholders of the Company held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bangalore - 561 229 on Friday , the 28th day of December 2012 at 4 P.M.

NAME (S) OF THE SHARE HOLDER (S) / PROXY (IN BLOCK LETTERS)

FOLIO NO/ CLIENT ID NO

DP ID NO

NUMBER OF SHARES HELD

SIGNATURE OF THE SHAREHOLDER (S) /PROXY AUTHORISED REPRESENTATIVE

Note : Shareholder/Proxy holder, as the case may be, is requested to sign and hand over this attendance sheet at the entrance of the meeting venue.